HURRICANE
HYDROCARBONS LTD.



Annual Report 2001

HURRICANE HYDROCARBONS LTD.

COMPANY OVERVIEW

Hurricane Hydrocarbons Ltd. ("Hurricane", the "Corporation" or the "Company") is an international energy company engaged in the exploration, development, production, acquisition, refining and marketing of oil and refined products in the Republic of Kazakhstan.

The Corporation recently celebrated its 5th Anniversary of operations in Kazakhstan.

As of January 1, 2002, Hurricane's proved plus probable reserve base has been independently assessed at 512.3 million barrels. Production of high-quality, sweet, light crude is sold into the export market and domestically in Kazakhstan. Exports via the Caspian Pipeline Consortium ("CPC") in 2002 will allow the Corporation to reduce current transportation costs significantly. Additional export options will also be utilized.

Hurricane Hydrocarbons Ltd. has one class of shares that are listed in Canada, the United States and Germany, and a debenture that is listed in Canada and in Luxembourg.

NOTICE OF SHAREHOLDERS' MEETING

The Annual and Special General Meeting of Shareholders will be held at 11:00 a.m. on Wednesday, May 8, 2002 at the Albany Club of Toronto, 91 King Street East Toronto, Ontario, Canada.

All shareholders are encouraged to attend and participate in the meeting. Those unable to attend should vote by proxy.

2001 was a memorable and challenging year for Hurricane filled with significant milestones and accomplishments.

TABLE OF CONTENTS

Highlights

FINANCIAL HIGHLIGHTS

Year ended December 31 (audited)
(IN U.S.$ MILLIONS EXCEPT PER SHARE AMOUNTS)

	2001	2000
Gross Revenue	603.1	523.2
EBITDA	291.5	288.0
Cash Flow	194.7	179.4
Per Share (basic) ($)	2.44 (1)	2.54 (2)
Net Income	169.3	154.9
Per Share (basic) ($)	2.12 (1)	2.19 (2)
Capital Expenditures	110.0	21.6
Shareholders' Equity	132.1	185.0
PRODUCTION (daily average in barrels per day)		
Crude Oil	100,877	84,090
SHARES OUTSTANDING AT DECEMBER 31	80,102,784	79,808,673
NUMBER OF EMPLOYEES AT DECEMBER 31	4,053	4,107

Per share amounts are calculated based on the following weighted average number of shares outstanding during the twelve months ended December 31st: (1) for year 2001 — 79,807,038
(2) for year 2000 — 70,590,314

PRODUCTION GROWTH

(IN THOUSANDS OF BARRELS PER DAY)


120
100
80
60
40
20
0
96
97
98
99
00
01
Non Operated
Operated

RESERVES GROWTH

(IN MILLIONS OF BARRELS)


600
500
400
300
200
100
0
Nov 96
Sep 97
Jan 98
Jan 99
Jan 00
Jan 01
Jan 02
Probable
Proved

At a Glance

2001 ACHIEVEMENTS

- record financial performance
- signed an agreement to acquire an equity interest in the Caspian Pipeline Consortium, a major export pipeline
- increased reserves for the fifth year in a row
- significantly enhanced refining efficiencies
- issued a special dividend to shareholders of C$4.00 per share
- initiated pilot production in 2 fields; Maybulak and East Kumkol
- Company debenture listed on the Toronto and Luxembourg stock exchanges

FINANCIAL ACHIEVEMENTS

- increased gross revenue by 15.3%
- increased net income by 9.3%
- increased cash flow by 8.5%

OPERATING ACHIEVEMENTS

- increased average yearly production by 20%
- replaced 167% of 2001 production
- maintained operating costs at $1.17 per barrel
- reduced year-end export transportation costs to $11.85 per barrel

2002 OBJECTIVES

- increase average yearly production by 49%
- maintain unit operating costs below $1.20 per barrel
- reduce transportation costs by approximately $4.00 per barrel
- improve the economic yield and energy efficiency of the Shymkent refinery

All dollar figures are in U.S.$ unless otherwise indicated

President's Message

Year 2001 was a memorable year for both the country of Kazakhstan and Hurricane.

Kazakhstan celebrated its 10th anniversary of independence and Hurricane celebrated its 5th year of operations in Kazakhstan.

KAZAKHSTAN'S 10TH ANNIVERSARY

Capitalizing on the structural reforms introduced by the President of the country after its independence, Kazakhstan has become the best performing country in the Former Soviet Union. This is illustrated by the fact that in 2001, Gross Domestic Product ("GDP") growth reached a record of 13.8%.

Kazakhstan is gaining increased international recognition as a country committed to free market principles, achieving major advances in its social and financial programs and encouraging foreign investment. In particular, the International Monetary Fund lauded Kazakhstan for promoting growth while reducing inflation and commended Kazakh authorities for their fiscal prudence.



The potential contribution of Kazakhstan and of the Caspian Sea to world oil supplies has also come to the centre of international attention. All the major international companies are present in Kazakhstan, aggressively investing in their licenses and aiming to expand their position.

HURRICANE'S 5TH ANNIVERSARY OF OPERATIONS IN KAZAKHSTAN

Year 2001 was the first full year that Hurricane operated as an integrated oil company. During this time, Hurricane became the second largest foreign producer, the third largest oil producer and the largest supplier of refined products in Kazakhstan.

The Corporation's oil is light and of high-quality, selling at a premium to Brent. Its operating costs are very low.

With a proved and probable reserve base of over half a billion barrels, and 2001 finding and development costs of $1.62 per barrel ("/bbl") on a proved plus probable basis, Hurricane has a world-class asset and is amongst the lowest cost producers in the world.

On the downstream side of the business, Shymkent is the most recently built refinery in Kazakhstan and is well positioned in its market. In addition, the Corporation's distribution network offers substantial opportunities for continued optimization and further expansion to the ultimate end-user.

The Hurricane team is lean, efficient and dedicated. The Corporation's growth prospects are well defined and achievable.

Parliament House in the capital city of Astana.

2001 was the first full year that Hurricane operated as an integrated oil company.

NEW RECORDS ESTABLISHED BY HURRICANE IN 2001

Despite less favourable international oil prices, Hurricane established new records of performance in 2001:

- Net earnings reached $169.3 million, an increase of 9.3% over 2000.
- Return on average capital employed was 54.2%.
- Cash flow reached $194.7 million, an increase of 8.5% over 2000.
- Average production for the year was 100,877 barrels per day ("bbls/d"), an increase of 20% over the 2000 average of 84,090 bbls/d. Production at the end of 2001 was 126,326 bbls/d.
- For the fifth year in a row, Hurricane continued to increase its reserves, replacing 167% of its production.

STRATEGIC BREAKTHROUGH ON TRANSPORTATION

Hurricane's single largest cost is that of transporting its crude oil to export markets. Reducing this cost is one of Hurricane's most important priorities.

In August of 2001, Hurricane signed a Heads of Agreement with Amoco Production Company, a subsidiary of BP PLC, to acquire an equity interest in the newly constructed export pipeline, the Caspian Pipeline Consortium, ("CPC").

Upon completion of this acquisition, Hurricane will obtain preferential rights of access to the CPC pipeline for the transportation of at least 64,000 bbls/d of oil at the CPC shareholders tariff, which will result in a cost reduction of about $4/bbl. Actual movement of Company crude through the CPC pipeline is projected to begin in May of 2002.



In addition, Hurricane will be building a pipeline tying its Qyzylkiya, Aryskum and Maybulak fields ("QAM"), currently under development, and the Kumkol fields to the railroad at Dzhusaly. This Hurricane operated pipeline, scheduled for completion by the end of 2002, will reduce costs by about $2.50/bbl.

LOOKING FORWARD TO 2002 AND BEYOND

Hurricane will pursue the following strategic goals for 2002 and beyond:

- Continue to increase production and reserves through aggressive development of non-producing fields, increased exploration and full exploitation of producing fields using western technology.
- *Significantly reduce the Corporation's export* transportation cost by utilizing the CPC export pipeline and other new transportation routes.
- Continue to improve the economic yield and energy efficiency of the Shymkent refinery.
- Further improve distribution efficiency and capture end-user distribution margins.
- Maintain overhead and operating costs to top quartile numbers.
- *Review and seek upstream acquisition opportunities.*



PRODUCTION GROWTH

Following a 20% increase in production from 2000 to an average annual 2001 production rate of 100,877 bbls/d, Hurricane's target for 2002 is to increase average production by almost 50% to 150,000 bbls/d. This will be achieved through the active management of joint venture projects and the continued exploitation of our existing fields. Further production increases beyond 2002 are planned as exploration successes and existing fields are developed to their full potential.

EXPLORATION

The South Turgai Basin, where Hurricane operates, has been identified by the U.S. Geological Survey as having a mean reserve potential of 2.7 billion bbls.

2002 started, as did 2001, with the drilling of a successful exploration well. The well was drilled at North Nurali, on 100% Hurricane operated land. While the final results of this well are still being determined, the Corporation is excited by the confirmation of oil in the deeper sections of the basin that were previously unexplored. The 2002 exploration program includes 5 additional deeper stratigraphic prospects, each having the potential of at least 100 million barrels ("mmbbls"), and a single well in a new exploration license 952 D just north of the Qyzylkiya field.

DOWNSTREAM PROFITABILITY ENHANCEMENT

Following the progress made in 2001, downstream activities continue to offer large opportunities for profit improvements. With the assistance from the international refining consultants, KBC, the Corporation is implementing a wide range of low-cost changes as part of the profit improvement program that to date have nearly eliminated flaring and have significantly improved heater performance and fuel utilization. Many more changes are being implemented for further energy improvement and for light product yield increases, which should result in an overall profitability improvement of at least 45 cents/bbl by the end of 2002, as compared to the beginning of 2001.

HEALTH, SAFETY AND ENVIRONMENT ("HS&E")

Early in 2001, Hurricane committed to the construction of a $30.3 million 55-megawatt power plant at its Kumkol operation. This plant is on target for completion by the end of 2002. It will significantly reduce direct and indirect emissions into the atmosphere by effectively using the Corporation's associated gas produced from the Kumkol fields.

The Corporation has ongoing programs to improve the HS&E standards of Hurricane's upstream and downstream operations.



For the fifth year in a row, Hurricane continued to increase its reserves, replacing 167% of its production.

MARKET VALUATION

On August 3, 2001, Hurricane issued a one-time special dividend of C$4.00/share. This dividend was payable to all shareholders. The total amount of the distribution was $208.6 million, issued by way of 12% Notes. These Notes have been listed for trading on both the Toronto and Luxembourg Stock Exchanges. This has resulted in renewed interest in the Corporation from entities that are focused on debt versus equity instruments as investments.

The Corporation's investor communication efforts were increased in 2001 to address the heavy discount that the stock market had placed on its earnings, cash flow and assets. While we are happy with the additional recognition achieved and the outstanding share price performance recorded in 2001, the Corporation still trades at a considerable discount to comparables and management is committed to achieve a fair valuation in the market over time.





OUR STAFF

I'd like to thank our entire staff and Board of Directors for their support, dedication and commitment during the past year. Our continued success depends on the strength of our employees in Kazakhstan, Canada and the United Kingdom.

We have the momentum for continued growth, and we thank you for your support.

Respectfully submitted on behalf of the Board of Directors,

Bernard F. Isautier
President and Chief Executive Officer
March 1, 2002

Celebrating 5 years in Kazakhstan



Kazakhstan is a resource-rich country located in Central Asia. Its territory covers over 2,719,490 km², making it the ninth largest country in the world. Kazakhstan is approximately a quarter of the size of Canada.

As a new sovereign state that celebrated its 10th anniversary of independence in 2001, Kazakhstan is taking its place in the world as a modern nation offering investment opportunities in its rich resource sectors, assessed at $8.7 trillion. The establishment of a securities market, a developed Civil and Tax Code, banking and insurance infrastructures, a market-oriented economy and regular meetings of foreign investors with the country's President under the Foreign Investors Council, all attest to the importance Kazakhstan attaches to stimulating domestic and foreign investment. Significant improvements in external liquidity, a fall in net public external debt and the government's adherence to prudent fiscal and monetary policies led to Standard & Poors raising Kazakhstan's foreign currency credit rating from BB- to BB and domestic currency rating from BB to BB+.

The resource industry remains a priority sector for the country and accounts for 58% of all investments in Kazakhstan. Over the 10 year period of its independence, foreign investment in Kazakhstan has exceeded $12 billion, with investment contracts totalling $100 billion over the next 25 years. There are over 1,100 oil and gas joint ventures in the country. In 2001, oil production in Kazakhstan was approximately 0.8 mmbbls/d and it is expected to increase to 2 mmbbls/d by the year 2010. The government has made the modernization of transportation systems and telecommunications a priority to meet the increased demands on such strategic infrastructures.



The total population of Kazakhstan is approximately 15 million. The Kazakh language is the official state language. The President is the Head of State, and the leader of the government is the Prime Minister.

GDP growth for 2001 was at a record high of 13.8%, compared with 9.8% in 2000. In 2001, inflation fell to 6.4% from the 9.8% recorded in 2000. During 2001, the local currency, the Tenge, remained relatively stable to the U.S. dollar, trading at an average rate of 146.72 Tenge per U.S. dollar, versus trading at an average rate of 142.31 Tenge per U.S. dollar during 2000. The Tenge closed on December 31, 2001 at 147.29 Tenge per U.S. dollar.



The Hurricane Group of Companies is a major contributor to social and charitable organizations in Kazakhstan.



The support of social programs is also a priority for the government. For example, Kazakhstan has no outstanding debt to the population in terms of pensions, following a successful pension reform program. Since 1998, the National Pension Fund of Kazakhstan has accumulated assets of $2 billion and continues to grow, bolstering its plans to participate in future investment projects.

Today, Kazakhstan has achieved world recognition for its stand against terrorism and for becoming a non-nuclear power when the President closed the nuclear testing site at Semipalatinsk. Kazakhstan is a signatory to the Treaty on Non-Proliferation of Nuclear Weapons. Sixty eight embassies and representative offices of international organizations are accredited with Kazakhstan. Kazakhstan is a member of the UN, OSCE, OIC, NATO Cooperation Council and financial institutions such as the IMF, EBRD and the ECO.

The Hurricane Group of Companies maintains offices in 4 major cities: Almaty, Kyzylorda, Shymkent and the rapidly growing capital – Astana, located in the North Central part of the country. The Corporation is a major contributor to social and charitable organizations in Kazakhstan. Since establishing a presence 5 years ago, the Corporation has donated almost $30 million to a variety of needy causes. Hurricane works closely with the local government authorities in identifying and sponsoring joint charitable projects. The Corporation has an ongoing history of assisting children, the elderly, war veterans, the disabled and underprivileged. It promotes sporting and cultural events, donates money and essential equipment to local hospitals and funds educational organizations such as Junior Achievement.

Since 1997, Hurricane has organized and paid for a youth camp attended by over 4,000 children of employees and children living in Kyzylorda (location of OJSC Hurricane Kumkol Munai ("HKM")). HKM has also been the official sponsor of the local football team in Kyzylorda for 5 years. Last year, the Corporation sponsored the building of a recreational centre in Shymkent (location of OJSC Shymkentnefteorgsyntez ("ShNOS")) to commemorate Kazakhstan's 10th anniversary of independence. An illustration of the Corporation's imaginative and forward-thinking approach to philanthropic activities is a pilot pharmaceutical project launched in 2001 in Astana, the first of its kind in the country. Elderly and sick people who would not otherwise be able to afford vital medicines, receive them free, or at a reduced cost, subsidized by the Corporation. By caring for needy people in the nation's new capital, the Corporation is doing its part to support the President's declaration that 2002 is the year to focus on health issues.



Supreme Court of Kazakhstan building.



RUSSIA
OMSK
Rudnyy
PAVLODAR
RSK
Astana
Karaghandy
Atasu
China National
Petroleum Company
MONGOLIA
HURRICANE OPERATIONS
Aralsk
Karakoin
KARAMAY
Dzhusaly
Kyzylorda
Druzhba
URUMQI
DUSHANZI
Almaty
Taraz
UZBEKISTAN
Bishkek
SHYMKENT
KYRGYZSTAN
Tashkent
CHINA
BUKHARA
RKMENISTAN
TAJIKISTAN
CHARDZHOU
Dushanbe
Sarakhs
AFGHANISTAN
PAKISTAN
NEPAL
BHUTAN
INDIA
BANGLADESH
Proposed Pipeline
Existing Pipeline
Railroad
Refinery
Rail Terminal
Tanker Terminal



Moscow
RUSSIA
Ufa
SAMARA
BYELARUS
Ozinki
Solovei
Oral
Karachaganak
Aktobe
(Aktyubinsk)
Kremenchug
Lisichansk
UKRAINE
Uspenskaya
ATYRAU
Kenkiyak
Aksaraiskaya
Tengiz
Oil Field
KRASNODAR
Caspian Pipeline
Consortium
ODESSA
FEODOSIA
NOVOROSSIISK
AKTAU
MAHACHKALA
Supsa
Tbilisi
BATUMI
BAKU
AZERBAIJAN
Turkmenbashi
TURKEY
Tabriz
Ceyhan
Midyat
Ashgabat
Neka
SYRIA
Tehran
IRAN
Esfahan
IRAQ
JORDAN
Ganaveh/
Kharg Is.
KUW
Bandar
Abbas
EGYPT
SAUDI ARABIA
Jask
QAT
U.A.E.

Review of Operations

[illegible]

- second largest foreign oil producer in Kazakhstan
- increased reserves for the fifth year in a row
- increased average yearly production by 20%; exit production rate exceeded expectations
- participated in the drilling of 54 wells; will double in 2002
- discovered a new field (East Kumkol) close to existing infrastructure
- 5 year average production replaced at a cost of $0.76 per barrel
- commenced development of all QAM fields
- initiated a deep stratigraphic exploration program
- acquired a new exploration license

20% increase in average yearly production

...Hurricane's production in 2001 makes it the second largest foreign producer in Kazakhstan.

OVERVIEW

Hurricane's dominant position in exploration and production ("E&P") operations is evident through its participation in 87% of the E&P licenses in the 80,310 km^2 South Turgai Basin. The basin is located in South Central Kazakhstan, approximately 1,300 km west of Almaty. Hurricane has interests in 10 fields, 5 that are producing (Kumkol South, South Kumkol, Kumkol North, Qyzylkiya and Akshabulak), 3 that are under development (Aryskum, Maybulak and East Kumkol) and 2 that are in the appraisal stage (Nurali and Aksai). The fields under development and appraisal have limited crude oil production. Total exploration acreage amounts to 1,957 km^2 in 3 separate licenses.

Net average production in 2001 was a record high of 100,877 bbls/d with a December closing rate of 126,326 bbls/d. Comparison to the equivalents in 2000 of 84,090 bbls/d and 91,675 bbls/d respectively, shows the extensive growth of 20% in the Corporation's production. Hurricane's production in 2001 makes it the second largest foreign producer in Kazakhstan and the third largest producer overall.

Exploration activity has increased in the basin. With the Corporation's acquisition of 535 km^2 of 3D and 508 km of 2D seismic and the completion of a new study into deeper reservoir horizons, some 7 new exploration wells will be drilled by Hurricane in 2002.

PRODUCTION ACHIEVEMENTS AND RESERVES GROWTH

Since Hurricane has been associated with the assets in Kazakhstan, the reserves base has grown by 192.0 mmbbls with production of 128.6 mmbbls from the proved plus probable category. Taking this production into account, the 5 year reserves growth rate has been 100%, or 20% per annum.

In 2001, production was a record high of 36.8 mmbbls. Production was replaced by 167% in 2001. As at January 2002, proved plus probable reserves are 512.3 mmbbls with 68% in the total proved category. McDaniel & Associates Consultants Ltd. of Calgary, Alberta independently evaluated these reserves.

Hurricane operates 54% of its proved plus probable reserves. Our joint ventures, CJSC Turgai Petroleum ("Turgai") and Kazgermunai LLP ("Kazgermunai"), operate 22% and 25% respectively.




RESERVES GROWTH
(IN MILLIONS OF BARRELS)
600
500
400
300
200
100
0
Nov 96
Sep 97
Jan 98
Jan 99
Jan 00
Jan 01
Jan 02
Probable
Proved


KAZAKHSTAN
MAYBULAK
65°
KUMKOL NORTH
20" and 28" Oil Pipelines to Shymkent (670 km)
EAST KUMKOL
ARYSKUM
KUMKOL SOUTH
QYZYLKIYA
QAM Pipeline (16" x 177km)
SOUTH KUMKOL
To Dzhusaly
NURALI
COMPANY FIELDS % of OWNERSHIP
Exploration Licenses
50%
100%
Existing Pipeline
Planned Pipeline
AKSAI
AKSHABULAK
46°

INDIVIDUAL FIELD SUMMARIES

Kumkol South

Hurricane 100% interest and operator

Gross acreage (acres)	18,604
Proved crude oil reserves (mmbbls)	110.2
Proved plus probable crude oil reserves (mmbbls)	134.8
Producing wells as at December 31, 2001	152

Hurricane owns and operates 100% of the Kumkol South field. This is the Corporation's primary producing property. The field was discovered in 1984 and production commenced in 1990. In 1996, the field was obtained through the acquisition of Yuzhneftegaz, a Kazakhstan government operating company. Kumkol South yields light, 41° to 43° API crude from 7 producing horizons at around 1,200 metres. The HKM Central Processing Facility ("HKM CPF") gathers all field production and delivers export specification oil to the Shymkent refinery via 28" and 20" pipelines operated by Kaztransoil ("KTO"). The HKM CPF currently handles over 190,000 bbls of fluids per day. The HKM CPF and other production processing facilities will continue to be refurbished in 2002 to increase the total fluid handling capacity to over 220,000 bbls/d.



255%

reserve replacement in 5 years

...5 year average production replacement at a cost of $0.76 per barrel (proved).

Kumkol North

Hurricane 50% interest (with partner LUKoil (50%)); operated by Turgai

Gross acreage (acres)	40,655
Proved crude oil reserves (mmbbls)	78.7
Proved plus probable crude oil reserves (mmbbls)	111.2
Producing wells as at December 31, 2001	144
Wells planned to be drilled in 2002	47

* All reserve numbers are net to Hurricane

Turgai operates Kumkol North, which is owned equally between Hurricane and LUKoil Overseas Ltd. of Russia. Production and ancillary support facilities are provided by HKM as the operator of Kumkol South on a fee basis. The crude is commingled after a metering station at the field's border, and then processed at the HKM CPF. An additional 47 wells will be drilled in 2002 as the exploitation of the reservoir continues. The joint venture participants consider there to be a further potential for increasing production over the current gross rate of 44,000 bbls/d.



PRODUCTION
Average for 2001



RESERVES
As of January 1, 2002



mbbls/day	%	Property	%	mmbbls
59.2	59	Kumkol South	26	134.8
15.9	16	Kumkol North	22	111.2
13.0	13	South Kumkol	8	42.5
0.4	0	East Kumkol	2	10.8
3.0	3	Qyzylkiya	7	37.7
0.1	0	Aryskum	6	28.4
0.7	1	Maybulak	4	20.8
8.3	8	Akshabulak	21	108.1
0.3	0	Nurali	2	10.5
0.0	0	Aksai	2	7.5
100.9	100	Total	100	512.3

54 wells

...were drilled by Hurricane or its joint venture partners in 2001.



Akshabulak

Hurricane 50% interest (with partners RWE-DEA AG (25%), EEG (17.5%) and IFC (7.5%)); operated by Kazgermunai

Gross acreage (acres)	64,118
Proved crude oil reserves (mmbbls)	73.2
Proved plus probable crude oil reserves (mmbbls)	108.1
Producing wells as at December 31, 2001	19
Wells planned to be drilled in 2002	20

* All reserve numbers are net to Hurricane

Hurricane has a 50% interest in Kazgermunai, which in turn has a 100% interest in 3 South Turgai Basin fields; Akshabulak, Nurali and Aksai. This joint venture was formed in 1993.

Current gross production is 18,600 bbls/d. The joint venture participants have agreed to the extensive exploitation enhancement of the field that is now well underway. The drilling of 20 wells this year, the construction of an additional pipeline to Kumkol and a facilities expansion program will quadruple production over the next 2 years. Reserves have been increased accordingly.

South Kumkol

Hurricane 100% interest and operator

Gross acreage (acres)	2,826
Proved crude oil reserves (mmbbls)	32.2
Proved plus probable crude oil reserves (mmbbls)	42.5
Producing wells as at December 31, 2001	19
Wells planned to be drilled in 2002	4

Hurricane operates and holds 100% interest in South Kumkol. This field was discovered in 1992 and has been in production since December 1997. Produced fluids are processed at the HKM CPF. Production at the end of December 2001 was 14,700 bbls/d. Nine additional production wells were drilled in the year to fully exploit the reservoir. Although an active water aquifer is present, water injection facilities will be installed in 2002 to assist pressure maintenance and to enable production increases to 21,000 bbls/d later in the year.



FIELDS IN DEVELOPMENT



The QAM Fields — Qyzylkiya, Aryskum and Maybulak

Hurricane 100% interest and operator

Gross acreage (acres) (combined) 108,833

	Qyzylkiya	Aryskum	Maybulak
Proved crude oil reserves (mmbbls)	20.6	9.9	11.9
Proved plus probable crude oil reserves (mmbbls)	37.7	28.4	20.8
Producing wells as at December 31, 2001 (Qyzylkiya early oil scheme)	8	3	2
Wells planned to be drilled in 2002	9	20	13

Hurricane has made significant progress with its phased development program for the QAM fields. Total proved and probable reserves are 86.9 mmbbls as of January 1, 2002.

3D seismic data obtained in 2000 over the entire license area of Maybulak and the northern portion of Qyzylkiya has confirmed the lateral continuity of the Jurassic sands in Maybulak and the extension of the Qyzylkiya field.

Two license commitment wells drilled in Maybulak towards the end of 2000 were cored, completed and tested providing additional reservoir-quality data for inclusion into an updated geologic and reservoir simulation model. Two additional appraisal wells were drilled and completed in 2001. A gravel road and temporary camp facility were completed improving oil trucking operations and logistics.

The QAM pilot production facilities and basic infrastructure that were completed, provided 5,500 bbls/d at year-end of trucked production into the HKM CPF. An aggressive appraisal-drilling program of 6 wells was completed and the wells were tied into the pilot production facility. 3D seismic was acquired over the southern portion of QAM providing new leads and greater understanding of the structure. A revised and updated geologic model is in progress with the results of a new simulation study planned for early second quarter 2002.



A key milestone was achieved when the Republic of Kazakhstan Central Development Commission approved the Aryskum full field development project. Three appraisal wells were drilled, completed and tested. 3D seismic data was obtained over the entire field, confirming the complexity of the structure. A revised geologic and simulation study is underway for the Aryskum field, scheduled for completion early second quarter 2002.

All government approvals have been obtained for the construction of a 177 km, 16" oil pipeline to be built from the HKM CPF west via the new QAM fields and then south west to an intersection point of the rail line at Dzhusaly. This facility, complete with pumping stations and a rail loading system will initially be capable of transporting 140,000 bbls/d.



East Kumkol

Gross acreage (acres)	8,151
Proved crude oil reserves (mmbbls)	5.3
Proved plus probable crude oil reserves (mmbbls)	10.8
Producing wells as at December 31, 2001	3
Wells planned to be drilled in 2002	8

Three wells drilled in 2001 found productive sands in the Cretaceous and Jurassic horizons. With the field only 7 km from the HKM CPF, early low-cost test production has been initiated while the full development project is designed, approved and completed in 2002, with the drilling of 8 new wells.

FIELDS UNDER APPRAISAL

Nurali and Aksai

Hurricane 50% interest (with partners RWE-DEA AG (25%), EEG (17.5%) and IFC (7.5%)); operated by Kazgermunai

Gross acreage (acres)	164,795
Proved crude oil reserves (mmbbls)	6.1
Proved plus probable crude oil reserves (mmbbls)	18.0
Producing wells as at December 31, 2001	4
Wells planned to be drilled in 2002	2

* All reserve numbers are net to Hurricane

Four previously drilled wells were recompleted to allow for test production, similar work will be conducted in 2002. 3D seismic was conducted in 2001, which will assist in the 2002 appraisal program.

EXPLORATION

Hurricane holds 3 exploration licenses. The gross acreages are as follows:

License 260 D1	352,525
License 236 D	10,586
License 952 D	120,289
Total	483,400

Licenses 260 D1 and 236 D surround the Kumkol Fields and have been the focus of increased activity. The Corporation has concluded a new detailed study of the basin that has identified the presence of numerous leads with deeper stratigraphic horizons. Unlike the more conventional structural highs in the South Turgai Basin, less than 5% of wells drilled have penetrated deeper formations. The first of a 7 well program commenced with the drilling of North Nurali 1. The prospect is 15 km west of the Kumkol Field and the well has been drilled to 2,265 metres encountering hydrocarbons. Drill stem testing is underway and already confirms that the stratigraphic play exists.

The Karavanchi prospect was appraised with well KAV 5 late in the year. Located between the Kumkol and Qyzylkiya fields the well proved to be dry but information gained will be crucial in the planning of a down-dip flank well, seen as a potential accumulation.

License 952 D situated just north of Qyzylkiya was recently acquired. A well is planned in 2002 to evaluate the extension of reserves from the QAM fields.

A total of 535 km^2 of 3D and 508 km of 2D seismic was acquired in 2001 at a cost of $7.5 million. These 5 separate programs were around the Kumkol and QAM fields and bring valuable data for potential reserves, increases in mature fields, enhanced development of the QAM and East Kumkol Fields and improved understanding of the license area data set.

The scene is now set for an aggressive exploration program in 2002.

55 MW electrical power plant

...to be installed at a total cost of $30.3 million, minimizing flaring of Kumkol field gas.

GAS UTILIZATION

Early in 2001, Hurricane concluded discussions with government authorities to arrive at the optimum solution for the utilization of associated gas. Approvals were obtained for the installation of a 55 megawatt electrical power plant at a total cost of $30.3 million. This plant will not only minimize the flaring of Kumkol field gas, but will also provide stable power for field operations, increasingly important with the reliance on electrical well pumps. The plant is due to be commissioned in the fourth quarter of 2002.

In addition, as a joint venture partner in the Kumkol North and Akshabulak fields, Hurricane is participating in the evaluation of a project to provide natural gas to the Kyzylorda region.



HEALTH, SAFETY AND ENVIRONMENT

HKM continued to make positive improvements with employee HS&E performance in 2001. The lost time injury rate was reduced from 3 in 2000, to 2 in 2001 (per million man hours). In 2001, there was a strong focus on improving safety performance through training and improved management controls at HKM. This was a result of the recommendations made in the 2000 safety audit. Safety training consisted of operator safety, H_2S safety, fire protection, chemical handling, driver training, modern safety management and supervisor due diligence training. Work continued in the preparation of "fit for purpose" HS&E policies and procedures. Two significant management control documents were completed in 2001: the Environmental Management System manual and the Waste Management Plan.

The Environmental Impact Assessment ("EIA") was completed in 2001 for the QAM development project. Important environmental management issues for project control include: traffic routes and plans to ensure minimal impact to soils, water, vegetation and wildlife within close proximity to the pipeline route; air and dust emission monitoring; sensitive animal migration routes; and designated archaeological sites in the region. During the construction phases of the QAM project, management control systems will be in place to ensure compliance with the QAM environmental plan.

For 2002, significant HS&E initiatives include:

- Reduction of gas emissions through the development and operation of the Gas Utilization Project ("GUP").
- Completion of environmental capital projects identified for reducing air, water and soil contamination; and for improving the management of hazardous waste products.
- Continued training programs linked to improving employee safety and production performance, as part of the Employee Performance Evaluation Program initiated in January 2002.
- Enhance the HS&E performance of contractors.
- Maintain the close association with local authorities to ensure compliance with Republic of Kazakhstan Health, Safety, Training and Environment laws and regulations.

RESERVES RECONCILIATION BY FIELD

Proved plus probable (millions of barrels)

	Kumkol South	Kumkol North	South Kumkol	East Kumkol	Qyzylkiya	Aryskum	Maybulak	Akshabulak	Nurali	Aksai	Total
Reserves at Jan 1, 2001	146.6	95.5	45.1	0.0	28.6	54.2	30.1	67.0	17.0	3.5	487.6
Revisions	9.8	21.5	2.1	11.0	10.2	(25.8)	(9.0)	44.1	(6.4)	4.0	61.5
Production	(21.6)	(5.8)	(4.7)	(0.2)	(1.1)	(0.0)	(0.3)	(3.0)	(0.1)	(0.0)	(36.8)
Reserves at Jan 1, 2002	134.8	111.2	42.5	10.8	37.7	28.4	20.8	108.1	10.5	7.5	512.3

RESERVE EVALUATION

Summary of remaining crude oil reserves and present values.

ESCALATING PRICE ASSUMPTIONS as at January 1, 2002. McDaniel & Associates Consultants Ltd.

Total Company Interest by Field

	Hurricane Share of Reserves (mmbbls)				Present Worth Values - Unrisked (U.S. thousands of dollars at 10% discount before income tax)			
Field	**Proved**	**%**	**Proved + Probable**	**%**	**Proved**	**%**	**Proved + Probable**	**%**
Kumkol South	110.2	31.7	134.8	26.3	565,157	30.0	707,227	25.3
Kumkol North	78.7	22.6	111.2	21.7	457,436	24.3	641,343	22.9
South Kumkol	32.2	9.3	42.5	8.3	184,784	9.8	256,400	9.2
East Kumkol	5.3	1.5	10.8	2.1	25,674	1.4	59,144	2.1
Akshabulak	73.2	21.0	108.1	21.1	445,931	23.7	627,959	22.4
Qyzylkiya	20.6	5.9	37.7	7.4	99,128	5.3	201,361	7.2
Aryskum	9.9	2.9	28.4	5.5	40,299	2.1	139,560	5.0
Maybulak	11.9	3.4	20.8	4.1	45,103	2.4	94,874	3.4
Nurali	4.0	1.1	10.5	2.0	14,389	0.8	43,533	1.6
Aksai	2.1	0.6	7.5	1.5	4,685	0.2	25,766	0.9
Total	348.1	100.0	512.3	100.0	1,882,586	100.0	2,797,167	100.0

Summary of remaining crude oil reserves and present values.

ESCALATING PRICE ASSUMPTIONS as at January 1, 2002. McDaniel & Associates Consultants Ltd.

	Crude Oil Reserves (mmbbls)		Present Worth Value - Unrisked (U.S. thousands of dollars)				
			before income tax discounted at				
	Property Gross	**Company Gross**	**0.0%**	**10.0%**	**12.5%**	**15.0%**	**20.0%**
Proved Producing	347.8	243.2	1,745,870	1,194,537	1,108,968	1,035,602	916,405
Proved Undeveloped	158.3	104.9	1,070,885	688,049	622,781	565,812	471,762
Total Proved	506.1	348.1	2,816,755	1,882,586	1,731,749	1,601,414	1,388,167
Probable	243.5	164.2	1,722,892	914,581	806,234	717,440	581,626
Proved Plus Probable	749.6	512.3	4,539,647	2,797,167	2,537,983	2,318,854	1,969,793

RESERVE EVALUATION

Summary of remaining crude oil reserves and present values.

CONSTANT PRICE ASSUMPTIONS as at January 1, 2002. McDaniel & Associates Consultants Ltd.

	Hurricane Share of Reserves (mmbbls)				Present Worth Values - Unrisked (U.S. thousands of dollars at 10% discount before income tax)			
Field	**Proved**	**%**	**Proved + Probable**	**%**	**Proved**	**%**	**Proved + Probable**	**%**
Kumkol South	110.2	31.9	132.8	26.1	449,341	31.7	558,091	27.3
Kumkol North	78.3	22.7	111.2	21.9	341,608	24.1	466,033	22.8
South Kumkol	31.4	9.1	41.7	8.2	144,529	10.2	201,635	9.8
East Kumkol	5.3	1.5	10.8	2.1	18,482	1.3	42,328	2.1
Akshabulak	72.6	21.0	108.1	21.3	334,655	23.6	454,354	22.2
Qyzylkiya	20.1	5.8	37.2	7.3	68,644	4.9	138,917	6.8
Aryskum	9.5	2.8	28.0	5.5	22,932	1.6	87,040	4.2
Maybulak	11.9	3.4	20.6	4.1	25,873	1.8	58,172	2.8
Nurali	3.8	1.2	10.3	2.0	9,498	0.7	27,535	1.3
Aksai	2.1	0.6	7.3	1.5	1,583	0.1	13,703	0.7
Total	345.2	100.0	508.0	100.0	1,417,145	100.0	2,047,808	100.0

Summary of remaining crude oil reserves and present values.

CONSTANT PRICE ASSUMPTIONS as at January 1, 2002. McDaniel & Associates Consultants Ltd.

	Crude Oil Reserves (mmbbls)		Present Worth Value - Unrisked (U.S. thousands of dollars) before income tax discounted at				
	Property Gross	**Company Gross**	**0.0%**	**10.0%**	**12.5%**	**15.0%**	**20.0%**
Proved Producing	347.0	242.8	1,504,426	1,101,900	1,035,796	978,169	882,500
Proved Undeveloped	155.0	102.4	479,298	315,245	285,200	258,511	213,532
Total Proved	502.0	345.2	1,983,724	1,417,145	1,320,996	1,236,680	1,096,032
Probable	242.9	162.8	1,104,148	630,663	563,204	506,973	419,107
Proved Plus Probable	744.9	508.0	3,087,872	2,047,808	1,884,200	1,743,653	1,515,139

Review of Operations

[illegible] Marketing and Trading

- opened new transportation routes
- first free on board sales achieved
- enhanced refinery efficiencies via a profit improvement plan
- improved refining margins by $10 million
- exported crude oil and refined products
- improved transportation logistics to enhance net backs

Serving 1/3 of the country, Shymkent is the newest oil refinery in Kazakhstan.

BACKGROUND

On October 9, 1999, Hurricane and 2 Kazakhstani companies entered into an agreement whereby Hurricane acquired a majority interest in ShNOS, a Kazakhstan downstream company. ShNOS owns and operates the Shymkent refinery in South Central Kazakhstan where a portion of Hurricane's crude oil production is refined. In addition to the refinery, other assets acquired include a marketing and trading operation comprised of a network of distribution centres, along with several retail gasoline outlets.

The acquisition of ShNOS makes Hurricane the largest publicly-owned integrated oil company in the Republic of Kazakhstan.

DOWNSTREAM ORGANIZATION RESPONSIBILITIES

Hurricane's downstream organization is accountable for maximizing the value obtained for the Corporation's crude oil production, optimizing the yield and cost efficiency of the refinery and executing market-driven strategies for petroleum products marketing and trading. This includes securing a larger share of the end-users' distribution margins.

HISTORY OF REFINERY

The Shymkent refinery is one of Kazakhstan's 3 oil refineries. It is the newest, having been built in 1985, and is located next to the city of Shymkent in South Central Kazakhstan. The refinery is strategically located to serve approximately 1/3 of Kazakhstan's population that live in the southern part of the country.

The refinery is mainly a hydroskimming plant and has a refining capacity of 140,000 bbls/d, using Kumkol crude, which constitutes 33% of Kazakhstan's installed refining capacity in primary distillation.

It is configured to produce mainly gasoline, diesel and heating oil. Other products produced by the refinery include kerosene, jet fuel and LPG.

Unlike the Pavlodar refinery in Northern Kazakhstan, the Shymkent refinery is not dependent on, but can process, Russian oil. At the present time, the plant refines, almost exclusively, crude produced from fields in the South Turgai Basin. Oil from these fields flows directly to the refinery by pipeline. Smaller quantities of oil and condensate is delivered to the refinery from Western Kazakhstan and Uzbekistan.



Modifications in process operations indicate an improved margin of at least $10 million annually.



The refinery in 2001

During 2001, the Shymkent refinery processed 26.3 mmbbls or approximately 72,000 bbls/d, including 5.4 mmbbls that were custom-refined for third parties.

With the replacement of older equipment, and improvements in maintenance and inspection practices, the refinery's *reliability increased measurably throughout the year.* Operations were very stable and all product specifications and processing volume targets were met.

Several investments with high profitability and short payback were also developed and implemented. Process operations, after modifications to the kerosene-dewaxing unit, and new trays in the main crude fractionator, are indicating an *improved margin of at least $10 million annually.* This is chiefly as a result of a reduction of mazut (heavy fuel oil) production by about 4% and a corresponding increase in the production of higher value products. Energy reduction steps and yield improvement programs already implemented are expected to add another $2 million to the refinery margins.

Initiatives in the safety and environment area were undertaken to reduce emissions, increase the available firewater volumes from new water wells, and implement various safety-related improvements based on insurance audit recommendations.

A successful refinery maintenance turnaround was completed in November with all mandatory equipment reinspected and certified for continued operation by regulatory bodies. During the shutdown, most of the investment projects were installed.

In 2002, the refinery will continue to identify and implement low-cost profit improvement items. Further management skills development training is planned following in-house seminars held in 2001 aimed at increasing staff understanding of the global environment and industry-best practices. Continuous improvement through replacement of equipment and reviews of procedures and practices will ensure good equipment *reliability* and *efficient* operations.

In addition, a cost reduction operation is underway, chiefly consisting of divesting certain divisions that are not part of the refinery's core business.



Shymkent office.

Signed an agreement to acquire an equity interest in the Caspian Pipeline Consortium export pipeline.

Fully loaded railcars departing Shymkent for export markets.



CRUDE OIL TRANSPORTATION AND TRADING

The Corporation decided to create a specialized transportation and trading team in 2001 to enable Hurricane to respond better to the challenges of logistics and the commercialization of Kumkol crude. Senior industry professionals were recruited to develop this team. The objective was to establish an independent crude trading operation and to take control of transportation issues, aiming at:

→ Maximizing the value of the Company's crude oil.

→ Create new, less expensive and more reliable transportation routes and create competition amongst the logistical providers.

→ Improve financial performance through eliminating the use of trading companies and other intermediaries.

→ Developing a consistent market position for Kumkol crude.

Transportation of crude oil to the export market remains the Corporation's largest single operating cost. One of Hurricane's most important priorities in 2001 has been to improve its transportation logistics in order to maximize the Corporation's net back from crude oil exports. A number of actions have been implemented:

→ Signed a Sale and Purchase Agreement with BP to acquire an interest in the CPC pipeline, giving Hurricane a right to a minimum of 64,000 bbls/d throughput with logistical savings of approximately $4.00/bbl.

New strategic export routes have been realized via Turkmenbashi, Atyrau and Odessa.

- Opened new export routes such as:
  - Turkmenbashi – Batumi
  - Atyrau – Samara
  - Odessa free on board ("FOB")
- Optimized the use of existing export routes (e.g. Aktau - Batumi).

The average FCA differentials for exports from Shymkent per quarter, for HKM sales only, over the last 2 years are as follows:

	2001 ($/bbl)	2000 ($/bbl)
Quarter to March 31	**12.50**	9.88
Quarter to June 30	**11.95**	9.39
Quarter to September 30	**11.93**	9.99
Quarter to December 31	**11.85**	12.60
Average for the year	**12.06**	10.46

The Corporation's trading activity objective of selling directly to end-users was achieved in October 2001 when Hurricane's first FOB sale on the Black Sea (Batumi) took place. FOB sales have continued to develop since then and now represent more than 15% of the Corporation's crude oil trading activity. This has increased Hurricane's knowledge, and enables tracking of all crude oil transportation costs and allows the Corporation to optimize the realized transportation costs.

The main objectives for 2002 are the following:

- Take maximum advantage of new operations with the CPC (second quarter 2002).
- Further develop FOB sales, in particular to end-users on the Mediterranean market.
- Improve logistical transportation infrastructure (QAM pipeline, railcars, loading facilities).
- Develop joint-marketing with the other producers in the South Turgai Basin, and exploit all corresponding logistical and commercial synergies.





CRUDE VALUE OPTIMIZATION

The best crude oil net back may be obtained by either exporting crude oil, or processing the crude oil at the refinery for sale in the domestic market, depending on the market environment and international crude oil prices. The planning and scheduling of the refinery is now integrated as a key component of the Corporation's value chain, to maximize the value of the Corporation's crude oil production and downstream activities.

During the second half of 2001, the refinery and the product market provided net backs consistently higher than the export of crude oil. This demonstrated the importance of the domestic market and how the refinery can partially shield the Corporation from declining international crude oil prices. (See table below)

	Crude Oil Exports ($/bbl)	Own Crude Oil Refined and sold ($/bbl)
Net sales price achieved	12.34	16.53
Transportation expense	(1.87)	(0.84)
Production and refining costs	(1.17)	(1.95)
Royalty	(0.96)	(0.96)
Selling costs	(0.15)	(0.86)
General and administrative costs	(0.86)	(1.54)
Tax expense	(1.34)	(1.96)
Net Back	5.99	8.42

OIL PRODUCTS TRADING AND DOMESTIC MARKETING

The marketing and trading of oil products is performed through ShNOS by direct sales from the refinery or through a network of 7 distribution centres. Oil products are transported by railway and the tariff is dependent upon the distance traveled. ShNOS is a significant part of the oil products market in Kazakhstan, accounting for more than 40% of the market in gasoline and diesel sales in 2001. ShNOS sells from 80% to 90% of its products in the domestic market, with the remainder being sold in the export markets.

New international markets were developed for the trading of oil products. Mazut was sold FOB export on the Mediterranean market; jet kerosene was exported; and diesel and gasoline were exported to Kyrgyzstan.

In accordance with the objectives stated at the end of 2000, the Corporation developed its position of market-leader in order to take advantage of the relative stability of the Kazakhstan market. Prices in Kazakhstan are largely independent from the international markets, and a proactive stance on pricing has enabled Hurricane to secure satisfactory net backs despite the decline in international crude oil prices. The domestic sales organization was refocused and a competition database and pricing tools were developed.



Sample analysis at Shymkent.

The development of a retail service station network planned for 2001 was postponed to enable further evaluation of the options. The Corporation still believes that it will be increasingly necessary to become more involved in the retail product markets in Kazakhstan. A commercial brand image development program will be an integral part of this program.

Hurricane's marketing objectives for 2002 are to:

- Increase control of our domestic logistics through securing dedicated railcars.
- Take advantage of the development of the regional kerosene market as a result of the refinery's technical improvements implemented during the recent plant turnaround.
- Develop a strategy to reduce Hurricane's current participation level in the mazut or heavy fuel market. There is a possibility of exploiting technical synergies with some regional refiners, or developing a new market for Vacuum Gas Oil ("VGO"), which can be produced at the Shymkent refinery through commissioning the vacuum distillation installations.



Management's

The following discussion should be read in conjunction with, and is qualified in its entirety by, the consolidated financial statements of the Corporation and Notes relating thereto that are included elsewhere in this report. Historical results of operations, percentage relationships and any trends that may be inferred therefrom are not necessarily indicative of the operating results of any future period.

Within the discussion incorporated below, all dollar figures are in U.S.$ unless otherwise indicated.

OVERVIEW

Hurricane Hydrocarbons Limited is an integrated oil company that owns and operates oil and gas production and a refinery in Kazakhstan. Within the discussion noted below the term "upstream" has been used in reference to the exploration for and production of oil and gas from the Corporation's licenses in the South Turgai Basin, Kazakhstan. The term "downstream" is used in reference to the operations of the Corporation's refinery located in Shymkent, Kazakhstan and marketing activities relating to upstream and the refinery.

2001 saw the continued expansion and development of the Corporation. Production was increased from an initial rate of 84,145 bbls/d at the beginning of the year to an exit rate of 126,326 bbls/d at year-end. The results for 2001 also include the first full year of ownership of the Shymkent refinery.

Caspian Pipeline Consortium ("CPC")

On October 26, 2001, the Corporation entered into a Sale and Purchase Agreement to acquire an interest in the CPC pipeline. For total consideration of $100 million, the Corporation will become a 49.9% joint venture partner, with equal management rights in Kazakhstan Pipelines Ventures LLC ("KPV"), which owns a 1.75% interest in the CPC pipeline. This will provide the Corporation with 64,000 bbls/d export capacity through the CPC pipeline.

The first payment of $40 million was made on December 28, 2001. The second payment of $30 million is due on or before March 29, 2002, with a third payment due on or before August 30, 2002 of $10 million for total payments of $80 million. The Corporation has also agreed to assume a $20 million obligation with respect to potential future liabilities undertaken by the previous owner.

Unsolicited partial takeover bid

In April 2001, the Corporation was presented with an unsolicited partial takeover bid that was subsequently withdrawn. In connection with this, the Corporation declared, on August 3, 2001, a C$4.00/share special dividend to shareholders in the form of $208,610,000 12% Notes. Please refer to Note 12 of the consolidated financial statements for more information.

THE FOLLOWING DISCUSSION COVERS THE FISCAL YEAR 2001 AND 2000.

For the year ended December 31, 2001, the Corporation generated $169.3 million of net income and $194.7 million of cash flow. This represents basic net income per share of $2.12 and basic cash flow per share of $2.44 for 2001. The comparable figures for 2000 were net income of $154.9 million or $2.19 basic net income per share and $179.4 million of cash flow or $2.54 basic cash flow per share.

REVENUE, PRODUCTION AND SALES

Upstream

Upstream production averaged 100,877 bbls/d for 2001 and 84,090 bbls/d for 2000. The tables below set out total production and sales from our upstream operations.

Production

	2001 (mmbbls)	2000 (mmbbls)
Opening inventory of crude oil	**0.39**	0.04
Production	**36.82**	30.69
Crude oil purchased from third parties	**-**	0.08
Sales or transfers	**(36.47)**	(30.38)
Pipeline losses	**(0.04)**	(0.04)
Closing inventory of crude oil	**0.70**	0.39

Sales of Crude Oil

	2001 (mmbbls)	**2001 (%)**	2000 (mmbbls)	2000 (%)
Crude oil exports	**18.15**	**49.8**	1.08	3.6
Crude oil transferred to downstream	**10.83**	**29.7**	6.83	22.5
Crude oil transferred to downstream and subsequently exported	**0.15**	**0.4**	9.58	31.5
Crude oil transferred to downstream by joint ventures (50%)	**4.83**	**13.2**	1.80	5.9
Crude oil sold to ShNOS in Quarter 1, 2000	**-**	**-**	6.29	20.7
Royalty payments	**1.69**	**4.7**	1.32	4.3
Crude oil domestic sales	**0.82**	**2.2**	3.48	11.5
Total crude oil sales or transfers	**36.47**	**100.0**	30.38	100.0

Total consolidated revenue from crude oil sales amounted to $253.0 million in 2001 and $301.2 million in 2000.

In both 2001 and 2000, the majority of crude oil export sales were sales to third parties within Kazakhstan, normally at the rail terminal at Tekesu, adjacent to the Shymkent refinery. The price achieved for these sales is shown net of a differential to the prevailing Brent price at the time of the sale. The differential reflects a number of factors, the most significant of which relates to rail transportation costs. Title to the crude oil passes to the buyer at the point of loading the crude into rail cars. Within the tables noted below, these sales are shown as "Crude sales sold FCA" (freight carriage assurance).

In addition, in 2001 the Corporation achieved its first direct sale to a Black Sea port. Under these types of sales, the Corporation arranges all transportation to the port and assumes the obligations for this transportation. The sale price therefore reflects the Brent price less differential to the Black Sea port at the time of sale. With this type of sale, title to the crude does not pass to the buyer until the crude is loaded into an oil tanker in the respective Black Sea port. Within the tables noted below, these sales are shown as "Crude sales sold FOB".

Kazgermunai LLP ("Kazgermunai") had a swap arrangement in place for the majority of the year. The Kazgermunai sales are best characterized as FOB sales.

As the Corporation migrates to FOB sales in 2002, crude oil revenue will increase significantly, even in the event that prices and volumes remain consistent with 2001.

Total revenue can be analyzed as follows:

2001 Crude Oil Revenue

	Quantity sold in (mmbbls)	Net Realized Price ($ per bbl)	Revenue ($000's)
Crude sales sold FCA	**15.58**	**11.34**	**176,720**
Crude sales sold FOB	**0.39**	**17.72**	**6,910**
Kazgermunai export sales	**2.33**	**18.16**	**42,307**
Royalty payments	**1.69**	**11.38**	**19,232**
Crude oil domestic sales	**0.82**	**9.53**	**7,812**
Total	**20.81**	**12.16**	**252,981**

2000 Crude Oil Revenue

	Quantity sold in (mmbbls)	Net Realized Price ($ per bbl)	Revenue ($000's)
Crude sales sold FCA	10.66	19.52	208,078
Royalty payments	1.32	8.60	11,358
Crude oil domestic sales	9.77	8.37	81,780
Total	21.75	13.85	301,216

The average FCA differentials for exports from Shymkent, to Brent crude oil price, per quarter for OJSC Hurricane Kumkol Munai ("HKM") sales only, are set out below.

	2001 ($/bbl)	2000 ($/bbl)
Quarter to March 31	**12.50**	9.88
Quarter to June 30	**11.95**	9.39
Quarter to September 30	**11.93**	9.99
Quarter to December 31	**11.85**	12.60
Average for the year	**12.06**	10.46

The increase in FCA differentials primarily results from increases in transportation tariffs.

Downstream

The Corporation acquired the Shymkent refinery on March 31, 2000. The comparative numbers in the tables for 2000 include only the 9 months from the date of acquisition.

The refinery at Shymkent has a total design operating capacity of 6.6 million tonnes (approximately 51.1 mmbbls) per year. However, due to the size of the available market for refined products in Kazakhstan, the refinery operated at 51.5% capacity or 3,397,497 tonnes (approximately 26.3 mmbbls including tolling volumes) in 2001.

The crude oil feedstock for the refinery is primarily acquired from upstream operations but purchases are also made from third parties. The table below sets out the source of purchases and the movement in feedstock supplies.

Purchase and acquisition of feedstock

	2001 (mmbbls)	2000 (mmbbls)
Acquired from HKM	**10.98**	16.41
Purchased from joint ventures (100%)	**9.66**	3.61
Purchased from third parties	**0.59**	1.05
Total feedstock acquired	**21.23**	21.07

Inventory levels of feedstock

	2001 (mmbbls)	2000 (mmbbls)
Opening inventory of crude oil feedstock	**0.08**	0.19
Purchase and acquisition of feedstock	**21.23**	21.07
Recoverable feedstock from traps	**0.04**	0.05
Feedstock sold for export	**(0.15)**	(9.58)
Feedstock sold domestically	**-**	(0.05)
Feedstock refined into product	**(20.86)**	(11.60)
Closing inventory of feedstock	**0.34**	0.08

In addition to acquiring feedstock to refine into products, the refinery from time to time acquires refined product for resale.

The table below sets out the movement in inventory of refined product.

	2001 (mmtonnes)*	2000 (mmtonnes)*
Opening inventory of refined product	**0.13**	0.11
Refined product from feedstock	**2.55**	1.46
Refined product acquired	**0.09**	0.15
Refined product sold	**(2.55)**	(1.54)
Refined product internal use and yield losses	**(0.02)**	(0.05)
Closing inventory of refined product	**0.20**	0.13

* The inventory of products represents a mix of products for which no unique conversion from barrels to tonnes exists. The standard conversion used for crude oil by the Corporation is 7.746 barrels to the tonne.

The feedstock is refined into a number of products sold to derive the revenue of refined products. Refined product sales revenue for 2001 was $329.0 million and for the 9 months of 2000 the revenue was $203.7 million.

The table below sets out product sold for 2001 and 2000, the average price achieved and the total refined products revenue.

Refined Product Revenue – 2001

Product Produced	Amount Sold (Tonnes)	Average Price ($/tonne)	Revenue ($000's)
Gasoline	**548,503**	**207.54**	**113,838**
Diesel	**710,029**	**178.30**	**126,600**
Heavy fuel oil (mazut)	**1,045,682**	**50.00**	**52,284**
LPG	**107,079**	**92.71**	**9,927**
Jet fuel and kerosene	**57,829**	**231.84**	**13,407**
Total self refined	**2,469,122**	**128.00**	**316,056**
Resale of purchased refined products	**83,695**	**154.15**	**12,902**
Total refined product sales	**2,552,817**	**128.86**	**328,958**

Refined Product Revenue - 2000

Product Produced	Amount Sold (Tonnes)	Average Price ($/tonne)	Revenue ($000's)
Gasoline	315,327	215.31	67,893
Diesel	433,222	185.30	80,274
Heavy fuel oil (mazut)	566,948	49.79	28,230
LPG	63,478	70.56	4,479
Jet fuel and kerosene	16,637	226.30	3,765
Total self refined	1,395,612	132.3	184,641
Resale of purchased refined products	148,752	128.31	19,087
Total refined product sales	1,544,364	131.92	203,728

In addition to revenue generated from the refining and sale of product derived from acquired feed stock, the refinery also refined crude on behalf of third parties for which it derives a fee. Total processing fees earned in 2001 amounted to $11.0 million. The comparable number for 2000 was $11.9 million.

The table below sets out the total quantity of oil processed into product and the average fee charged.

Processing Fees

	Tollers' volumes processed (Tonnes)*	Processing fee ($/tonne)	Processing fees earned ($000's)
2001	**694,924**	**15.84**	**11,008**
2000	711,368	16.71	11,884

* 2001 processed crude is approximately 5.4 mmbbls (2000 – 5.5 mmbbls)

PRODUCTION EXPENSES

Production expenses relate to the cost of producing crude oil in the upstream operations and they were $43.0 million in 2001 and $35.3 million in 2000. Based on the number of barrels of oil produced, these costs were $1.17/bbl for 2001 and $1.15/bbl for 2000.

The absolute increase between 2001 and 2002 resulted from the increase in production volumes of 6 mmbbls and the inclusion of the Kazgermunai joint venture for the entire year.

ROYALTIES

Royalties are levied at differing rates for each of the Corporation's oil fields. The rates also change throughout the year depending on the level of production achieved by each field. The table below sets out the parameters for each field. These were the same in 2001 and 2000.

Field	Range	Annual production at which maximum royalty rate is charged	Effective average royalty rate for 2001	Effective average royalty rate for 2000
Kumkol South	3.0-15.0%	11.62 mmbbls	10.4%	10.2%
Kumkol North	9.0%	Flat	9.0%	9.0%
South Kumkol	10.0%	Flat	10.0%	10.0%
Qyzylkiya	1.5 – 2.5%	24.8 mmbbls*	1.5%	1.5%
Aryskum	1.5 – 2.5%	52.7 mmbbls*	1.5%	-
Maybulak	3.0-6.0%	3.9 mmbbls	3.0%	-
Kazgermunai Fields	3.0-15.0%	11.62 mmbbls	4.2%	-

* Royalty rate is based upon cumulative life of field production.

The total royalty expense for 2001 was $35.5 million, which represented an effective overall percentage of 9.24%. For 2000 royalty expense was $33.7 million and the overall percentage was 9.95%.

Royalty is collected quarterly with the exception of Kumkol North, where royalties are paid monthly, and can either be paid in cash or in kind. The choice of collection method rests with the government of Kazakhstan and can vary from quarter to quarter. Where royalty is paid in cash the crude oil to which the relevant royalty percentage is applied is valued at the wellhead. Where royalty is taken in kind, the government pays all related costs of transporting the crude from the Central Processing Facility ("CPF"), located at Kumkol South.

The table below indicates the royalty paid in kind and cash by quarter in 2001 and 2000 ($000's).

Quarter ending	**2001 Royalty in Kind**	**2001 Cash Royalty**	**2001 Total Royalty**	2000 Royalty in Kind	2000 Cash Royalty	2000 Total Royalty
March 31	**-**	**5,589**	**5,589**	-	5,694	5,694
June 30	**6,680**	**2,634**	**9,314**	785	4,912	5,697
September 30	**11,103**	**1,493**	**12,596**	5,563	1,401	6,964
December 31	**7,526**	**479**	**8,005**	9,548	5,806	15,354
Total Royalty	**25,309**	**10,195**	**35,504**	15,896	17,813	33,709

In addition, the Corporation incurred production bonuses, which are based on cumulative production levels, of $0.4 million for South Kumkol (2000 - $0.3 million) and $0.5 million for Kumkol North (2000 nil) and $2.8 million for Kumkol South (2000- $3.6 million).

TRANSPORTATION COSTS

Transportation costs are made up of the pipeline costs of shipping crude oil from the HKM CPF, located at Kumkol South Field, to the Shymkent Refinery, the costs of trucking crude oil from all fields to the HKM CPF and railway transportation from the Shymkent Refinery to the destination ports under FOB sales contracts. Transportation costs also include transportation of crude produced by our Kazgermunai joint venture to its export customers.

The pipeline tariff from the HKM CPF to Shymkent depends on the ultimate destination of the crude oil. In 2001, the tariff charged in respect of crude oil destined for export was $1.41/bbl (2000 - $1/bbl), whereas the tariff related to crude oil processed in the refinery was $0.84/bbl (2000 - $0.81/bbl).

The table below sets out the constituent components of transportation costs ($000's).

	2001	2000
Pipeline costs	**33,396**	25,152
Kazgermunai transportation costs	**8,829**	-
Railway transportation	**6,255**	-
Other related transportation costs	**1,757**	-
Total	**50,237**	25,152

The absolute increase in costs results from the increase in production between 2001 and 2000, the inclusion of Kazgermunai for the whole year versus 1 month in 2000 and the Corporation's first FOB sale to the Black Sea. As the Corporation migrates to more FOB sales in 2002, transportation costs will increase significantly, even in the event that prices and volumes remain consistent with 2001.

REFINING COSTS

Refining costs represent the direct costs related to processing all crude oil including Toller's volumes (26.3 mmbbls). The total refining costs in 2001 were $20.6 million or $0.78/bbl of crude oil processed. For 2000 the costs were $12.6 million and $0.75/bbl respectively.

The absolute increase in refining costs resulted from a full year's activity being included in 2001 and increased processing in 2001.

The increase on a per barrel basis was brought about by increased heat and energy costs during 2001 as the contract with the local power station was changed such that full market rates were paid for power, as opposed to the reduced rates in 2000. Correspondingly, ShNOS charged market prices for its fuel oil sales to the power plant.

CRUDE OIL AND REFINED PRODUCT PURCHASES

Crude oil and refined product purchases represent the cost of purchasing crude oil for the refinery from third parties, as well as refined product for resale. The increase in cost from $48.1 million in 2000 to $78.8 million in 2001 resulted mainly from the increased volumes of crude purchased from third parties in 2001 (700,088 tonnes versus 368,823 tonnes in 2000) at the average crude purchase price in 2001 of $12.17/bbl. This increase was partly offset due to lower prices for both crude oil and refined products in 2001 and the lower volume of refined products purchased for resale.

SELLING EXPENSES

Selling expenses are comprised of the costs of operating the 7 distribution centres of ShNOS that sell refined products, and certain costs associated with the sale and export of crude oil. Downstream selling expenses of $13.7 million ($7.7 million in 2000) increased due to the inclusion of a full year of downstream operations, increased sales volumes and a one-time charge of $1.2 million for the storage of fuel oil. Upstream selling costs of $5.6 million (2000 nil) are mainly export costs associated with the Kazgermunai joint venture.

GENERAL AND ADMINISTRATIVE

Total general and administrative costs were $55.2 million in 2001 and $44.6 million in 2000. The table below analyzes these between upstream, downstream and corporate. In the case of upstream and downstream the general and administrative costs are also reflected on a per barrel basis.

2001	General and Administrative ($000's)	Per barrel of oil produced or processed* ($/bbl)
Upstream	**31,703**	**0.86**
Downstream	**17,906**	**0.68**
Corporate	**5,595**	
Total	**55,204**	

* Including Tollers' volumes

2000

	General and Administrative ($000's)	Per barrel of oil produced or processed* ($/bbl)
Upstream	25,497	0.83
Downstream	14,200	0.83
Corporate	4,868	
Total	44,565	

* Including Tollers' volumes

The absolute increase in general and administrative costs relates to the inclusion of ShNOS for the entire year versus 9 months in 2000 and the consolidation of our Kazgermunai joint venture for an entire year versus 1 month in 2000.

INTEREST AND FINANCING COSTS

Total interest and financing costs have remained consistent between 2001 and 2000. The following table sets out the interest charged for each debt instrument.

	2001	2000
Short-term debt	**1,855**	-
Kazgermunai debt	**5,960**	118
12% Senior Notes	**8,881**	-
ShNOS bonds	**1,029**	-
Canadian and U.S. Notes	**1,805**	18,590
	19,530	18,708

DEPRECIATION AND DEPLETION

Depreciation and depletion have increased by $19.6 million in 2001. The full year consolidation of ShNOS and Kazgermunai and the increase in upstream production and capital expenditures led to this increase. Consolidation of Kazgermunai accounts for $12.3 million, ShNOS for $2.8 million and the increase in upstream production and capital expenditures for $4.5 million.

2001

	Depletion and Depreciation ($000's)	Depletion and Depreciation per barrel of oil produced or processed ($/bbl*)
Upstream	**24,116**	**0.65**
Downstream	**9,764**	**0.37**
Corporate	**374**	
Total	**34,254**	

* *Includes Tollers' volumes*

2000

	Depletion and Depreciation ($000's)	Depletion and Depreciation per barrel of oil produced or processed ($/bbl*)
Upstream	7,707	0.25
Downstream	6,973	0.41
Corporate	-	
Total	14,680	

*Includes Tollers' volumes

In accordance with Canadian and United States accounting standards, and to provide comfort that anticipated future revenues are sufficient to cover the capitalized costs of properties, the Corporation performs a quarterly ceiling test. The ceiling test for the year ended December 31, 2001 demonstrated that future net revenues exceed the carrying value of the upstream properties under the full cost method of accounting.

TAXATION

The Corporation is subject to a number of taxes in Kazakhstan including, but not limited to, income taxes, excess profit taxes, excise taxes, land taxes, property taxes, transportation taxes, and mandatory contributions to social funds. Income is taxed at the Kazakhstani statutory rate of 30% with the exception of South Kumkol, which is taxed at a rate of 20%. Excess profit taxes have been negotiated with the Kazakhstani government in each hydrocarbon contract. With respect to the Kumkol South, South Kumkol and QAM fields, the Corporation is subject to excess profit tax at rates that vary from 0% to 30% based on the cumulative internal rate of return. With respect to Kumkol North, the Corporation is subject to excess profit tax at rates that vary from 0% to 50% based on the cumulative internal rate of return. The Corporation has not incurred any excess profit tax with respect to production from any of its fields. In 2002, the determination of excess profit taxes will be dependent upon crude oil prices and the level of capital expenditures.

The Corporation is subject to excise tax on its domestic sales in Kazakhstan, for crude oil from the South Kumkol field, at a rate of 7 euros per tonne and the Maybulak field at a rate of 2 euros per tonne and from sales of gasoline at a rate of $30 per tonne and for diesel at a rate of $3.60 per tonne for wholesale.

Within the license agreements for the Corporation's upstream oil licenses are tax stability clauses that establish the tax regimes under which the Corporation operates. These are fixed as of the date of signing the agreement and remain in effect for the term of the agreement.

The total income tax charges for each of the years ended December 31, 2001 and 2000 are set out below ($000's).

	2001	2000
Upstream	**49,515**	55,576
Downstream	**16,294**	40,371
Corporate	**2,585**	3,710
Total	**68,394**	99,657

The corporate tax expense in 2001 is comprised of 5% withholding taxes on the dividend of $50.0 million paid by CJSC Turgai Petroleum ("Turgai") to the Corporation. In 2000 there was a charge of $3.0 million for a tax audit of Hurricane Overseas Services for previous years, and current taxes paid by Hurricane Overseas Services, the company that provides services to the operating subsidiaries in Kazakhstan.

CAPITAL EXPENDITURES

The table below provides a breakdown of capital expenditures in 2001 and 2000 ($000's).

	2001	2000
UPSTREAM		
Development wells	**10,650**	3,045
Facilities and equipment	**79,330**	7,287
Exploration	**10,279**	4,529
DOWNSTREAM		
Refinery HS&E	**796**	233
Refinery sustaining	**5,046**	3,244
Refinery return projects	**3,013**	2,362
Marketing & other	**477**	927
CORPORATE	**616**	-
Total capital expenditures	**110,207**	21,627

In 2002, Capital expenditures will be incurred on:

- Continued development of the Kumkol South and South Kumkol fields.
- Construction of the QAM pipeline.
- Development of the QAM Fields.
- Exploration, including the drilling of deep wells in license 260 D.
- Further development of the fields within our joint ventures.
- HS&E projects for the refinery.
- Projects designed to increase the efficiency of the refinery.
- Completion of the GUP.
- CPC pipeline.

RISKS

Commodity Prices

The price received for crude oil and refined product sales is linked to world oil prices and in the case of export FCA sales are net of transportation and other related costs. Although the price received for refined products is linked to world oil prices, there may be significant time lags in the adjustment process and the relationship between the net back for crude oil exports and refined product sales may vary from time to time.

The Corporation did not hedge commodity price risks in 2001. The Corporation may consider hedging commodity price risks in 2002.

FCA Differential / Transportation

The Corporation's most significant expenditure is the FCA differential or in the case of FOB sales the cost of transportation. The acquisition of an interest in the CPC pipeline and the construction of the QAM pipeline will help address this issue. Access to CPC is expected to reduce transportation costs for the export of 64,000 bbls/d by approximately $4.00/bbl in comparison with current costs. The completion of the QAM pipeline is expected to further lower the costs for exported crude oil by approximately another $2.50/bbl.

Kazakhstani Environment and Government Taxes and Legislation

Please refer to Note 16, commitments and contingencies of the financial statements.

Foreign Exchange Risks

The Corporation reports in U.S. dollars. Export revenues are denominated in U.S. dollars, and domestic sales of refined products and crude oil are made in the Tenge equivalent to U.S. dollars as of the date of sale. The majority of the Corporation's operating costs are denominated in Tenge.

The Corporation's exposure to the Tenge is through the net bank balances maintained and the tax basis of its capital assets. For tax purposes the Corporation's accounts are maintained in Tenge. The Corporation has the possibility to revalue the tax basis of its assets using the official annual rate of inflation. Any currency movements in excess of the annual inflation rate will generate exchange gains and losses upon conversion to U.S. dollars. As of January 1, 2002, the tax legislation was changed such that downstream no longer has the possibility to revalue the tax basis of its assets. As upstream has tax stability provisions within its hydrocarbon contracts, it still has the possibility to revalue the tax basis of its assets. There is no significant forward market in the Tenge, therefore, the Corporation does not hedge this exposure.

MANAGING LIQUIDITY AND CAPITAL RESOURCES

The levels of cash, current assets and current liabilities at the balance sheet dates for the last two financial years are set out below.

As at December 31	**2001 ($000's)**	2000 ($000's)
Cash and cash equivalents	**64,812**	59,298
Total current assets (excluding cash)	**105,318**	71,292
Total current liabilities	**108,737**	96,782

Cash is managed centrally through the treasury department in Kazakhstan. Surplus funds are placed on deposit in Canada. Funds held within Kazakhstan are used to meet operational and immediate capital expenditure needs.

In 2001, Turgai declared and paid a dividend of $50 million to the Corporation. Turgai is not expected to pay a dividend in 2002, as its cash flow will be fully utilized in developing the North Kumkol field and related infrastructure.

With the acquisition of an interest in the CPC pipeline and our planned transition to FOB sales, the Corporation will be required to increase its working capital in 2002 in the form of additional crude oil inventory. The Corporation must provide its share of the line fill for the CPC pipeline and crude oil in transit will also increase current assets.

During the first half of 2001, ShNOS issued $13.2 million of bonds registered with the National Securities Commission of the Republic of Kazakhstan. Please refer to Note 12 of the financial statements.

During 2001, working capital facilities were established with 3 banks in Kazakhstan totalling $52.5 million. As at December 31, 2001 the Corporation had drawn $42.6 million under these facilities.

The Corporation declared a special dividend of C$4.00/share, as of August 3, 2001 for a total of $208,610,000. This special dividend was made through the issuance of 12% Notes. These Notes did not raise additional funds for the Corporation. The Corporation paid a cash dividend for fractional interests (entitlements of less than $10,000) and for withholding taxes due. The Corporation retained a corresponding amount of the 12% Notes ($31.8 million). As of December 31, the Corporation had sold $15 million of the Notes originally retained and plans to place substantially all of the Notes. Please refer to Note 12 of the financial statements for more information regarding the Notes.

The Corporation repaid the U.S. and Canadian Note holders in full ($24 million) during the first half of 2001, please refer to Note 11 of the financial statements.

The Kazgermunai non-recourse debt was repaid in part (the Corporation's 50% share repaid was $26.7 million of debt and accrued interest) during 2001. The Corporation does not expect significant repayments in 2002 as Kazgermunai intends to fully utilize cash flow to fund expansion plans.

On December 18, 2001 the Corporation and one of its operating subsidiaries entered into a secured, Term Facility Agreement for $60 million. The facility will be repaid in 15 equal monthly installments commencing October 2002 and bears interest at LIBOR plus 3.5%. As at December 31, 2001 the Corporation had drawn $20 million under this facility.

The Corporation is currently reviewing its plans for a general refinancing of the Group. This is scheduled for completion during the first half of 2002. The planned capital expenditures for 2002 will be funded from existing resources and credit facilities together with additional funds obtained as a result of the refinancing program.

QUARTERLY INFORMATION

The table below sets out selected quarterly information for 2001 and 2000.

2001

Quarter ended	Total Revenue $000's	Net income $000's	Net Income Per Share Basic	Net Income Per Share Diluted
March 31	**139,243**	**55,372**	**0.69**	**0.67**
June 30	**174,849**	**44,435**	**0.56**	**0.54**
September 30	**160,743**	**46,490**	**0.58**	**0.55**
December 31	**128,221**	**23,043**	**0.29**	**0.27**

2000

Quarter ended	Total Revenue $000's	Net income $000's	Net Income Per Share Basic	Net Income Per Share Diluted*
March 31	61,191	(1,983)	(0.04)	(0.04)
June 30	154,831	48,364	0.61	0.54
September 30	172,776	62,297	0.79	0.76
December 31	134,403	46,252	0.58	0.55

* The diluted earnings per share have been restated from those originally released as a result of the Corporation adopting the new Canadian Institute of Chartered Accountants Accounting Standard with respect to the calculation of earnings per share.

During the first quarter of 2000, the Corporation closed the acquisition of ShNOS, creating an integrated oil company, which was in part, responsible for the results in 2000. Hurricane also incurred waiver fees and debt restructuring costs of $19.5 million during the first quarter of 2000.

World oil prices and increasing production led to the improved results in the second and third quarters of 2000. In the fourth quarter of 2000, the decline in revenue and results is attributable to a decline in Brent oil prices of $3.50/bbl compared to the third quarter of 2000 and an increase in the cost of transportation for export of crude oil of approximately $2/bbl to $12/bbl.

The second quarter of 2001 saw an increase in world oil prices of approximately $1.60/bbl as well as the increase in the sales volumes of crude oil and refined products. In the third and fourth quarters of 2001 a decrease in Brent oil prices ($2.09/bbl in Q3, 2001 and $5.87/bbl in Q4, 2001) resulted in decreased revenue and net income for the Corporation.

OUTLOOK

The Corporation plans to increase production in 2002 by almost 50% from an average of 100,877 bbls/d in 2001 to an average of 150,000 bbls/d in 2002. The Corporation also expects to realize significant cost savings in downstream as a result of the ongoing improvement program.

Access to the CPC pipeline and completion of the QAM pipeline will lead to a fundamental change in the cost structure of the Corporation, making it more resilient in times of fluctuating oil prices.

CORPORATE STRUCTURE

The following chart shows the principal subsidiaries of Hurricane Hydrocarbons Ltd., their respective jurisdictions of incorporation and the percentage ownership Hurricane Hydrocarbons Ltd., has, directly or indirectly, in each. The Corporation conducts virtually all its operations through, and virtually all its assets are held, directly or indirectly, by Hurricane Kumkol Munai (HKM), Turgai Petroleum and Shymkentnefteorgsyntez (ShNOS).



HURRICANE HYDROCARBONS LTD.
100%
Valsera Holdings B.V. (Netherlands)
92.3%
OJSC Hurricane Kumkol Munai (Kazakhstan)
100%
Hurricane Overseas Services Inc. (Alberta, Canada)
100%
Hurricane Overseas Limited (Cyprus)
91.4%
OJSC Shymkentnefteorgsyntez (Kazakhstan)
100%
Ascot Petroleum Consulting Ltd. (England)
1% (in trust for Hurricane Kumkol Limited)
100%
Hurricane Kumkol Limited (Cyprus)
50%
CJSC Turgai Petroleum (Kazakhstan)
50%
Kazgermunai LLP (Kazakhstan)
90%
Hurricane-Dostyk Limited Liability Partnership (Kazakhstan)
99%
CJSC Hurricane Investments (Kazakhstan)

Hurricane Hydrocarbons Ltd. (Canada) – corporate head office that directly or indirectly owns all of the other companies within the Hurricane Group.

Ascot Petroleum Consulting Ltd. (England) – provides management services to companies in the Group.

Valsera Holdings B.V. (Netherlands) – an intermediate holding company.

Hurricane Overseas Limited (Cyprus) and Hurricane Kumkol Limited (Cyprus) – intermediate holding companies.

Hurricane Overseas Services Inc. (Canada) – supplier of international goods and services for Hurricane's Kazakhstani operations; hires and compensates expatriate employees.

OJSC Hurricane Kumkol Munai (Kazakhstan) – responsible for Hurricane's upstream operations in Kazakhstan; including the development and production of crude oil reserves, financial planning and accounting, and the training of Kazakhstan employees. Hurricane owns 100% of the common shares of HKM which represent 92.3% of the voting shares. The balance of the voting shares of HKM consist of a single class of preferred stock owned by current and former employees of HKM.

OJSC Shymkentnefteorgsyntez (Kazakhstan) – responsible for Hurricane's downstream operations in Kazakhstan. ShNOS owns and operates the Shymkent refinery and a wide network of marketing and distribution centres. Hurricane owns 91.4% of the common voting shares of ShNOS. The remaining voting shares of ShNOS are held by private investors.

CJSC Hurricane Investments (Kazakhstan) – recruits and compensates Kazakhstan employees, owns Hurricane's office building in Almaty.

CJSC Turgai Petroleum (Kazakhstan) – 50% joint venture with LUKoil of Russia to develop the north half of the Kumkol field.

Kazgermunai LLP (Kazakhstan) – 50% joint venture with RWE-DEA AG (25%), EEG (17.5%), and IFC (7.5%) to develop the Akshabulak, Nurali and Aksai fields.

Financial Statements, Notes and Corporate Information

TABLE OF CONTENTS

MANAGEMENT'S REPORT

All information in this annual report is the responsibility of management. The financial statements necessarily include amounts that are based on estimates, which have been objectively developed by management using all relevant information. The financial information contained elsewhere in this report has been reviewed to ensure consistency with the financial statements.

Management maintains systems of internal accounting control designed to provide reasonable assurance that assets are safeguarded, transactions are properly authorized and financial records are properly maintained to provide reliable information for the preparation of financial statements.

The Audit Committee of the Board of Directors, comprised of three non-management Directors, has reviewed the financial statements with management and Deloitte & Touche. The financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

Bernard F. Isautier
President and Chief Executive Officer

Nicholas H. Gay
Senior Vice President Finance and
Chief Financial Officer

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Hurricane Hydrocarbons Ltd.

We have audited the consolidated balance sheets of Hurricane Hydrocarbons Ltd. (the "Corporation") as at December 31, 2001 and 2000, and the consolidated statements of income and deficit and cash flow for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for the year ended December 31, 2001 and 2000 we conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 1999, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2001 and 2000 and the results of its operations and cash flows for each of the three years ended in the period December 31, 2001 in accordance with generally accepted accounting principles in Canada.

Deloitte & Touche

Deloitte & Touche
February 28, 2002

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

Years ended December 31st
(EXPRESSED IN THOUSANDS OF U.S.$)

	2001	2000	1999
REVENUE			
Crude oil	**252,981**	301,216	153,047
Refined products	**328,958**	203,728	-
Processing fees	**11,008**	11,884	-
Interest and other income	**10,109**	6,373	2,196
	603,056	523,201	155,243
EXPENSES			
Production	**43,040**	35,302	34,443
Royalties	**35,504**	33,709	16,652
Transportation	**50,237**	25,152	17,016
Refining	**20,562**	12,583	2,197
Crude oil and refined product purchases	**78,788**	48,100	-
Selling	**19,277**	7,728	-
General and administrative	**55,204**	44,565	35,039
Interest and financing costs	**19,530**	18,708	23,874
Depletion and depreciation	**34,254**	14,680	4,991
Foreign exchange loss (gain)	**1,453**	(2,266)	7,647
	357,849	238,261	141,859
INCOME BEFORE UNUSUAL ITEMS	**245,207**	284,940	13,384
UNUSUAL ITEMS			
Defense costs related to potential takeover	**5,546**	-	-
Gain recognized on sale of assets	**-**	-	(12,800)
Waiver fees and debt restructuring costs	**-**	20,373	-
INCOME BEFORE INCOME TAXES	**239,661**	264,567	26,184
INCOME TAXES (Note 14)			
Current provision	**79,679**	100,708	17,671
Future income tax	**(11,285)**	(1,051)	-
	68,394	99,657	17,671
NET INCOME BEFORE MINORITY INTEREST	**171,267**	164,910	8,513
MINORITY INTEREST	**1,927**	9,980	-
NET INCOME	**169,340**	154,930	8,513
DEFICIT, BEGINNING OF YEAR	**(18,887)**	(192,827)	(201,286)
Common share dividends (Note 12 and 13 h)	**(209,168)**	-	-
Premium on redemption of series 5 warrants (Note 13 b)	**(7,626)**		
Future income tax restatement (Note 1)	**-**	19,061	-
Preferred share dividends	**(25)**	(51)	(54)
DEFICIT, END OF YEAR	**(66,366)**	(18,887)	(192,827)
BASIC NET INCOME PER SHARE (Note 17)	**2.12**	2.19	0.19
DILUTED NET INCOME PER SHARE (Notes 1 and 17)	**2.02**	2.12	0.19

CONSOLIDATED BALANCE SHEETS

As at December 31st

(EXPRESSED IN THOUSANDS OF U.S.$)

	2001	2000
ASSETS		
CURRENT		
Cash and cash equivalents	**64,812**	59,298
Accounts receivable (Note 7)	**52,287**	35,714
Inventory (Note 8)	**29,946**	20,808
Prepaid expenses	**17,319**	10,230
Current portion of future income tax assets (Note 14)	**5,766**	4,540
	170,130	130,590
Long-term investments (Note 5)	**40,000**	-
Future income tax assets (Note 14)	**29,444**	19,470
Capital assets (Note 9)	**332,896**	264,466
TOTAL ASSETS	**572,470**	414,526
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	**48,758**	59,802
Short-term debt (Note 10)	**52,557**	1,000
Prepayments for crude oil and refined products	**7,422**	11,974
Debt and accrued interest (Notes 2 and 11)	**-**	24,006
	108,737	96,782
Long-term debt (Note 12)	**277,767**	82,048
Provision for future site restoration costs	**3,148**	1,750
Future income tax liability (Note 14)	**24,988**	25,075
	414,640	205,655
Minority interest	**25,599**	23,724
Preferred shares of subsidiary	**91**	104
SHAREHOLDERS' EQUITY		
Share capital (Note 13)	**198,506**	203,930
Deficit	**(66,366)**	(18,887)
	132,140	185,043
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**572,470**	414,526

APPROVED BY THE BOARD OF DIRECTORS

Bernard F. Isautier
Director

Robert Kaplan
Director

CONSOLIDATED STATEMENTS OF CASH FLOW

Years ended December 31st
(EXPRESSED IN THOUSANDS OF U.S.$)

	2001	2000	1999
CASH PROVIDED BY (USED IN):			
OPERATING ACTIVITIES			
Net income	**169,340**	154,930	8,513
Items not affecting cash:			
Depletion and depreciation	**34,254**	14,680	2,891
Ceiling test write-down	**-**	-	2,100
Other non-cash charges	**418**	907	3,463
Minority interest	**1,927**	9,980	-
Future income tax	**(11,285)**	(1,051)	-
Cash flow	**194,654**	179,446	16,967
Changes in non-cash working capital items (Note 18)	**(48,396)**	31,532	28,472
Cash flow from operating activities	**146,258**	210,978	45,439
FINANCING ACTIVITIES			
Short term debt	**51,557**	1,000	-
Common share dividends (Note 12)	**(31,830)**		
Redemption of series 5 warrants	**(9,425)**	-	-
Redemption of series 5 corresponding convertible securities	**(3,878)**		
Long term debt (Note 18)	**(5,083)**	(173,860)	(907)
Change in long-term receivables	**-**	1,393	-
Proceeds from issue of share capital, net of share issuance costs	**685**	26,743	-
Preferred share dividends	**(25)**	(51)	(54)
Funds provided by (used in) financing	**2,001**	(144,775)	(961)
INVESTING ACTIVITIES			
Capital additions	**(102,732)**	(16,977)	(15,196)
Long term investment (Note 5)	**(40,000)**	-	-
Acquisition of ShNOS, net of cash acquired (Note 3)	**-**	(37,229)	-
Cash acquired on proportionate consolidation of Kazgermunai (Note 6)	**-**	16,638	-
Purchase of preferred shares of subsidiary	**(13)**	(85)	-
Funds used for investing	**(142,745)**	(37,653)	(15,196)
INCREASE IN CASH	**5,514**	28,550	29,282
CASH AND CASH EQUIVALENTS POSITION, BEGINNING OF YEAR	**59,298**	30,748	1,466
CASH AND CASH EQUIVALENTS POSITION, END OF YEAR	**64,812**	59,298	30,748

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN UNITED STATES DOLLARS, TABULAR AMOUNTS IN THOUSANDS OF DOLLARS)

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

Hurricane Hydrocarbons Ltd. ("Hurricane", the "Corporation" or the "Company") is an independent integrated oil and gas corporation, operating in the Republic of Kazakhstan, engaged in the acquisition, exploration, development and production of oil and gas, refining of oil, and the sale of oil and oil products.

The consolidated financial statements of Hurricane have been prepared in accordance with generally accepted accounting principles in Canada and include the accounts of the Corporation, which is incorporated under the laws of Alberta, together with the accounts of its subsidiaries which are incorporated under the laws of Canada, Cyprus, England, Netherlands and Kazakhstan.

On August 28, 1996, the Corporation entered into a Share Sale-Purchase Agreement (the "Agreement") with the Republic of Kazakhstan for the purchase of 100% of the issued common shares of OJSC Hurricane Kumkol Munai ("HKM"), a state owned joint stock company, operating in the South Turgai Basin, located in South Central Kazakhstan.

As more fully explained in Note 3, effective March 31, 2000, the Corporation acquired 88.36% of the common shares of OJSC Shymkentnefteorgsyntez ("ShNOS"). Accordingly, the consolidated financial statements for the year ended December 31, 2000, as presented, include the operations of ShNOS as at and for the nine months ended December 31, 2000.

Joint ventures

As more fully explained in Note 6, certain of Hurricane's activities are conducted jointly with others through incorporated joint ventures. Accordingly, these consolidated financial statements reflect Hurricane's proportionate interest in such activities.

Foreign currency translation

Foreign currency amounts, including those of foreign subsidiaries, are expressed in United States dollars using the temporal method as follows:

a) Monetary assets and liabilities - at the rate in effect at year end;

b) Other assets and liabilities - at historical rates; and

c) Revenues and expenses - at the average exchange rates during the period, except for provisions for depletion and depreciation, which are translated on the same basis as the related assets.

Gains or losses resulting from such conversions are charged to operations, except that gains or losses on conversion to United States Dollars of long-term monetary assets and liabilities are deferred and amortized over the remaining useful lives of the assets or liabilities.

Cash and cash equivalents

Cash and cash equivalents include term deposits with original maturity terms not exceeding 90 days.

Inventories

Inventories of crude oil, oil products and other inventories are recorded at the lower of cost and net realizable value. Cost comprises direct materials and, where applicable, direct labour costs and those overheads, which have been incurred in bringing the inventories to their present location and condition. Net realizable value represents the estimated selling price less all estimated costs to completion and costs to be incurred in marketing, selling and distribution.

Capital assets

a) Petroleum and natural gas properties

Hurricane follows the full cost method of accounting for oil and gas operations whereby all exploration and development expenditures are capitalized. Such expenditures include land acquisition costs, geological and geophysical expenses, carrying charges for unproved properties, costs of drilling both productive and nonproductive wells, gathering and production facilities and equipment and overhead expenses related to exploration and development activities. Proceeds from sales of oil and gas properties are recorded as reductions of capitalized costs, unless the cost centre's depreciation and depletion rate would change by a factor of 20% or more, whereupon gains or losses are recognized as income. Maintenance and repair costs are expensed as incurred, while improvements and major renovations to assets are capitalized.

Costs accumulated within each cost centre, including provision for future site restoration expenditures, are depleted using the unit-of-production method based upon estimated proved developed reserves before royalties. Significant development projects and expenditures on exploration properties are excluded from the depletion calculation prior to assessment of the existence of proved reserves. Costs for unproved properties and major developments are evaluated periodically for impairment.

Capitalized costs are subject to a cost recovery test (the "ceiling test"). Under this test, costs accumulated are limited to the estimate of future undiscounted net revenues from production of estimated proved developed reserves at prices and costs in effect at the year end, plus the cost of major developments and unproved developed properties less any impairment of such costs, and less estimated future interest expense, administrative costs, future site restoration costs and income taxes attributable to those operations. If the net carrying cost exceeds the ultimate recoverable amount as computed under the test, a write down is recorded.

b) Refining facilities and properties

The refinery assets have been recorded at March 31, 2000 based upon the ascribed value assigned to such assets resulting from accounting for the acquisition of ShNOS on that date, under the purchase method of accounting for business combinations. Depreciation is recorded from April 1, 2000 based on the remaining useful lives of the respective assets or categories of assets.

Maintenance and repairs, including minor renewals and improvements are charged to income as incurred. The cost of major renovations and improvements, which increase useful lives, are capitalized. Direct costs incurred in the construction of fixed assets, including labour, materials and supplies are capitalized.

c) **Depreciation of refining facilities**

Depreciation is calculated on the straight-line method using the following useful economic lives:

Buildings, warehouses and storage facilities	20 – 40 years
Process machinery and equipment	5 - 20 years
Transport equipment	5 – 30 years
Other tangible fixed assets	3 – 15 years

d) **Depreciation of other capital assets**

Depreciation is provided on other capital assets using the declining balance method at the rate of 20% per annum.

Site restoration

Estimated future site restoration costs are provided for on the unit of production basis. Costs are based on engineering estimates of the anticipated method and extent of site restoration, in accordance with current legislation, industry practices and costs. Provision is being made for site restoration costs that the Corporation expects to incur.

Revenue recognition

Sales of petroleum and refined products are recorded in the period in which the sale occurs. Produced but unsold products are recorded as inventory until sold.

Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are subject to measurement uncertainty. Actual results could differ from and affect the results reported in these consolidated financial statements.

Income taxes

Effective January 1, 2000, the Corporation adopted the new recommendation of the Canadian Institute of Chartered Accountants with respect to future income taxes. Under this method, future income tax assets and liabilities are computed based on temporary differences between the accounting and taxation basis of assets and liabilities. At January 1, 2000 the Corporation recorded a future income tax asset of $19.1 million on the basis that realization of such asset is more likely than not. This restatement was applied retroactively without restatement of figures of prior years. This increased retained earnings at January 1, 2000 by $19.1 million.

Earnings per Share

Effective January 1, 2001, the Corporation adopted the new recommendation of the Canadian Institute of Chartered Accountants with respect to earnings per share. The comparative diluted earnings per share amounts for the years ended December 31, 2000 and 1999 have been restated, as follows, to give effect to the new recommendation.

	Reported	As Restated
Diluted Net Income per Share 2000	**1.92**	**2.12**
Diluted Net Income per Share 1999	0.19	0.19

Stock option plan

The Corporation has a stock option plan as described in Note 13. No compensation expense is recognized for the plan when stock options are issued to employees.

NOTE 2 COMPANIES' CREDITORS ARRANGEMENT ACT

On May 14, 1999, Hurricane Hydrocarbons Ltd. and a subsidiary Hurricane Overseas Services Inc. applied for and obtained an order from the Court of Queen's Bench of Alberta (the "Court") under the Companies' Creditors Arrangement Act. On February 28, 2000, the creditors of the Corporation approved and the Court sanctioned the Fourth Amended and Restated Plan of Compromise and Arrangement ("the Plan").

The Plan was implemented on March 31, 2000; thereby releasing the Corporation from the protection of the Companies' Creditors Arrangement Act. Pursuant to the Plan the Corporation has made the following payments to the holders of the U.S. and Canadian Notes:

(a) On March 31, 2000, $87.0 million, comprised of $23.2 million for outstanding interest and liquidated damages payments, $13.6 million in waiver fees and $50.2 million of principal repayments;

(b) On June 30, 2000, $30.2 million, comprised of $15.0 million of principal, a $10.0 million prepayment of principal and $5.2 million in interest;

(c) On September 30, 2000, $54.2 million, comprised of $19.0 million of principal, a $31.0 million prepayment of principal and $4.2 million in interest;

(d) On December 31, 2000, $32.2 million, comprised of $19.0 million of principal, an $11.0 million prepayment of principal and $2.2 million in interest;

(e) On March 31, 2001, $1 million in interest;

(f) On June 21, 2001, $24.7 million comprised of $23.8 million of principal and $0.9 million in interest. The U.S. and Canadian Note holders were fully repaid as of this date.

In addition, creditors with undisputed claims amounting to $3.3 million plus interest have been paid in full.

NOTE 3 ACQUISITION OF OJSC SHYMKENTNEFTEORGSYNTEZ ("SHNOS")

On March 31, 2000 the Corporation completed the ShNOS acquisition, acquiring 88.36% of the issued and outstanding common shares of ShNOS, an open joint stock company in Kazakhstan listed on the Kazakhstan Stock Exchange, for initial consideration of $118 million. Subsequently, the Corporation acquired a further 3.1% of the issued common shares of ShNOS for further cash consideration of $3.8 million. During the year ended December 31, 2001, pursuant to an agreement with the vendor of ShNOS, the Corporation cancelled 153,657 of the shares issued for the acquisition of ShNOS for $0.4 million. ShNOS is the owner and operator of an oil refinery based in Shymkent, located in South Central Kazakhstan through which the Corporation processes crude oil.

The total consideration for the acquisition consists of:

Cash consideration	48,846
Issuance of 19,430,543 common shares of the Corporation from treasury (Note 13)	57,082
Cancellation of 153,657 shares (Note 13)	(440)
Issuance of 4,067,381 special warrants convertible into 4,067,381 common shares with no additional payment, on the same basis as the special warrants (Note 13)	11,949
Issuance of corresponding convertible securities in quantities, which allow the holder to exercise such corresponding options and warrants which Hurricane, has outstanding, such that the holder may maintain its percentage ownership of the shares outstanding. The corresponding convertible securities are recorded at their fair market value (Note 13)	2,910
Costs of combination	1,012
	121,359

The acquisition of ShNOS was accounted for under the purchase method with an effective date of March 31, 2000. The results of the operations of the acquired business are included in the accompanying financial statements since the date of acquisition.

Hurricane's total purchase price of $121.4 million was assigned to the net assets acquired as follows:

Working capital, including cash of $12.6 million	46,176
Fixed assets	110,099
Minority interest	(13,744)
Future income tax liability	(21,172)
Aggregate consideration	121,359

Following the acquisition of ShNOS, the Corporation has made, as required by Kazakhstan law, a follow-up offer to the minority shareholders of ShNOS on the same basis as the acquisition to acquire the remaining outstanding common and preferred shares.

In addition, the Corporation has now assumed the rights and obligations under the ShNOS privatization agreement, whereby the government of Kazakhstan privatized ShNOS. Under this agreement, the Corporation is required to invest, or cause ShNOS to invest, the Tenge equivalent of $150 million in capital expenditures or investments by December 31, 2001. If the expenditure level is not met, the Corporation may be required under the terms of the agreement to pay a penalty of 15% of the shortfall to the government of Kazakhstan.

As of December 31, 2001, the Corporation believes it has met this commitment. The 2001 expenditures and commitments remain subject to audit and certification by the government of Kazakhstan under the terms of the privatization agreement.

NOTE 4 SEGMENTED INFORMATION

Following the acquisition of ShNOS in 2000, the Corporation became an integrated oil and gas company. All of the commercial activity of the Corporation is concentrated in the Republic of Kazakhstan in Central Asia. (Segmented information follows on the next two pages)

On a primary basis the business segments are:

- Upstream comprising the exploration and production of crude oil resources in Kazakhstan for further sale.
- Downstream comprising the refining and marketing of crude oil into refined products for further sale.

Year ended December 31, 2001

	Upstream	Downstream	Eliminations	Consolidated
REVENUE				
Crude Oil	421,858	2,034	(170,911)	252,981
Refined products	15,656	328,603	(15,301)	328,958
Processing fees	-	18,649	(7,641)	11,008
Interest and other income	9,126	420	(540)	9,006
	446,640	349,706	(194,393)	601,953
EXPENSES				
Production	46,478	-	(3,438)	43,040
Royalties	35,904	-	(400)	35,504
Transportation	51,992	-	(1,755)	50,237
Refining	-	20,562	-	20,562
Crude oil and refined product purchases	14,044	248,628	(183,884)	78,788
Selling	13,099	13,656	(7,478)	19,277
General and administrative	31,703	17,906	-	49,609
Interest and financing costs	7,815	1,029	-	8,844
Depletion and depreciation	25,127	9,764	(1,011)	33,880
Foreign exchange loss	342	1,478	-	1,820
	226,504	313,023	(197,966)	341,561
Segment income	220,136	36,683	3,573	260,392
Unallocated amounts				
Interest and financing costs				(10,686)
Defense costs related to potential takeover				(5,546)
Corporate expenses, net				(4,499)
Income before income taxes				239,661
Income tax expense				(68,394)
Minority interest				(1,927)
Net income				169,340

December 31, 2001

	Upstream	Downstream	Consolidated
ASSETS			
Assets	344,176	191,955	536,131
Unallocated corporate assets	-	-	36,339
Consolidated total assets			572,470
LIABILITIES			
Liabilities	162,543	50,288	212,831
Unallocated corporate liabilities	-	-	201,809
Consolidated total liabilities			414,640

Year ended December 31, 2000

	Upstream	Downstream	Eliminations	Consolidated
REVENUE				
Crude Oil	316,882	185,425	(201,091)	301,216
Refined products	-	203,728	-	203,728
Processing fees	-	12,414	(530)	11,884
Interest and other income	5,810	563	-	6,373
	322,692	402,130	(201,621)	523,201
EXPENSES				
Production	35,832	-	(530)	35,302
Royalties	33,709	-	-	33,709
Transportation	25,152	-	-	25,152
Refining	-	12,583	-	12,583
Crude oil and refined product purchases	4,242	233,604	(189,746)	48,100
Selling	-	7,728	-	7,728
General and administrative	30,365	14,200	-	44,565
Interest and financing costs	193	580	-	773
Depletion and depreciation	7,707	6,973	-	14,680
Foreign exchange (gain) loss	(3,152)	884	2	(2,266)
	134,048	276,552	(190,274)	220,326
Segment income (loss)	188,644	125,578	(11,347)	302,875
Unallocated amounts				
Interest and financing costs				(17,935)
Waiver fees and debt restructuring costs				(20,373)
Income before income taxes				264,567
Income tax expense				(99,657)
Minority interest				(9,980)
Net income				154,930

December 31, 2000

	Upstream	Downstream	Consolidated
ASSETS			
Assets	258,345	152,491	410,836
Unallocated corporate assets	-	-	3,690
Consolidated total assets			414,526
LIABILITIES			
Liabilities	142,214	39,435	181,649
Unallocated corporate liabilities	-	-	24,006
Consolidated total liabilities			205,655

NOTE 5 LONG TERM INVESTMENTS

The Corporation has entered into a Sale and Purchase Agreement to acquire a 49.9% interest, with equal management rights in a company, which has a 1.75% interest in the Caspian Pipeline Consortium ("CPC pipeline"). The first payment of $40 million was made on December 28th, 2001. The second payment of $30 million is due on or before March 29, 2002, with a third payment due on or before August 30, 2002 of $10 million for total payments of $80 million.

The Corporation has also agreed to assume a $20 million obligation with respect to potential future liabilities undertaken by the previous owner.

The first payment is reimbursable except as to a $10 million non-refundable break up fee in the event the second payment is not made and certain conditions precedent are not met. Management expects to finalize this transaction on or before the end of March 2002 and does not believe the break up fee will be applicable.

The deferred payments bear interest at LIBOR plus one half of a percent per annum applicable to the second payment and LIBOR plus five percent per annum, which applies to the third payment.

NOTE 6 JOINT VENTURES

The Corporation has the following interests in two joint ventures:

(a) 50% equity shareholding with equivalent voting power in CJSC Turgai Petroleum ("Turgai"), formerly Kumkol Lukoil CJSC, which operates the northern part of the Kumkol field in Kazakhstan.

(b) 50% equity shareholding with equivalent voting power in LLP Kazgermunai ("Kazgermunai"), which operates three oil fields in Kazakhstan: Akshabulak, Nuraly and Aksai. From November 28, 2000 Hurricane assumed a more active role in the management of Kazgermunai. As a result, the Corporation commenced to account for their interest by way of proportionate consolidation from that date.

As at November 28, 2000 the Corporation's share of the net assets of Kazgermunai was as follows:

Working capital, including cash of $ 16.6 million	18,171
Fixed assets	63,172
Long term debt	(81,343)
Total net assets	-

Kazgermunai is restricted from paying dividends until all outstanding loans have been repaid in full. The long-term debt is non-recourse to the Corporation (as more fully disclosed in Note 12).

The Corporation's interests in these joint ventures have been accounted for using the proportionate consolidation method. Under this method, the Corporation's balance sheets, statements of income and deficit and cash flows incorporate the Corporation's share of income, expenses, assets, liabilities and cash flows of these joint ventures.

The following amounts are included in the Corporation's financial statements as a result of the proportionate consolidation of its joint ventures and before consolidation eliminations, as at December 31:

2001

	Turgai	Kazgermunai	Total
Cash	**1,500**	**11,516**	**13,016**
Current assets, excluding cash	**7,426**	**12,728**	**20,154**
Capital assets, net	**19,394**	**55,031**	**74,425**
Current liabilities	**16,899**	**5,598**	**22,497**
Long term debt	**-**	**61,068**	**61,068**
Revenue	**67,819**	**49,803**	**117,622**
Expenses	**31,758**	**39,092**	**70,850**
Net income	**36,061**	**10,711**	**46,772**
Cash flow from operating activities	**43,748**	**18,227**	**61,975**
Cash flow used in financing activities	**(50,000)**	**(20,980)**	**(70,980)**
Cash flow used in investing activities	**(13,330)**	**(4,386)**	**(17,716)**

The crude oil sales elimination of $170.9 million shown in Note 4 for the year ended December 31, 2001 includes $52.9 million of net crude oil sales made by Turgai to ShNOS and $2.6 million of net crude oil sales made by Kazgermunai to ShNOS.

2000

	Turgai	Kazgermunai	Total
Cash	21,082	18,655	39,737
Current assets, excluding cash	3,294	8,375	11,669
Capital assets, net	8,372	62,405	70,777
Current liabilities	7,545	5,315	12,860
Long term debt	-	82,048	82,048
Revenue	50,686	3,884	54,570
Expenses	25,931	2,370	28,301
Net income	24,755	1,514	26,269
Cash flow from operating activities	21,397	2,017	23,414
Cash flow from financing activities	-	-	-
Cash flow used in investing activities	(4,493)	-	(4,493)

The crude oil sales elimination of $201.0 million shown in Note 4 for the year ended December 31, 2000 includes $17.5 million of net crude oil sales made by Turgai to ShNOS.

NOTE 7 ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

As at December 31

	2001	2000
Trade accounts receivable	**25,930**	17,156
Value added tax recoverable	**10,153**	17,199
Withholding tax recoverable	**5,000**	-
Other receivables	**11,204**	1,359
	52,287	35,714

NOTE 8 INVENTORY

Inventory consists of the following:

As at December 31

	2001	2000
Refined products finished goods	4,029	2,226
Refined products work in process	7,319	7,762
Crude oil	2,584	1,043
Raw materials and supplies	16,014	9,777
	29,946	20,808

NOTE 9 CAPITAL ASSETS

DECEMBER 31, 2001

	Cost	Accumulated Depletion and Depreciation	Net Book Value
Oil and gas properties and equipment	466,732	274,955	191,777
Refining	130,587	16,939	113,648
	597,319	291,894	305,425
Other capital assets	30,319	2,848	27,471
	627,638	294,742	332,896

DECEMBER 31, 2000

	Cost	Accumulated Depletion and Depreciation	Net Book Value
Oil and gas properties and equipment	378,095	252,970	125,125
Refining	114,311	6,973	107,338
	492,406	259,943	232,463
Other capital assets	34,228	2,225	32,003
	526,634	262,168	264,466

Excluded from the depletable base of oil and gas properties are undeveloped properties of $32.3 million (December 31, 2000 - $32.3 million).

Construction in progress of $23.0 million (December 31, 2000 - $25.8 million) included in other capital assets is not depreciated.

NOTE 10 SHORT TERM DEBT

As at December 31

	2001	2000
Working capital facilities	42,557	1,000
Current portion of term facilities	4,000	-
Joint venture loan payable	6,000	-
	52,557	1,000

The working capital facilities are revolving, for terms of 1 to 8 years, are secured and have interest rates ranging from 14% per annum to Libor plus 3.5% per annum.

NOTE 11 DEBT AND ACCRUED INTEREST

Debt and accrued interest includes the following:

As at December 31	2001	2000
Canadian Notes	-	9,891
U.S. Notes	-	14,115
	-	24,006

Canadian Notes

On March 26, 1997, Hurricane issued C$110 million (U.S.$80 million) of Special Warrants under a Special Warrant Indenture (the "Indenture"). Under the terms of the Indenture, each Special Warrant was exercisable by the holder thereof, at no additional cost, into one unit, with each unit comprised of one C$1,000 principal amount Note and 45 Series 5 Warrants. In accordance with generally accepted accounting principles for compound financial instruments, C$107,525,000 (U.S.$78,245,525) was ascribed to long-term debt and the remaining C$2,475,000 (U.S.$1,801,048) to share capital. As of July 27, 1997, all of the Special Warrants were exercised or were deemed to have been exercised. As a result, Hurricane issued C$110 million of 11% senior unsecured Notes due 2002 (the "Canadian Notes") under the Indenture.

The Canadian Notes were to mature on March 27, 2002 and all outstanding principal would have been payable on maturity. Interest on the Canadian Notes accrued at the rate of 11% per annum and was payable on June 1 and December 1 in each year through 2001, commencing June 1, 1997, with the final interest payment on March 26, 2002.

The Canadian Notes were general unsecured obligations of Hurricane and ranked equally in right of payment to all existing and future unsecured debt of Hurricane not subordinated by its express terms. The Canadian Notes ranked senior in right of payment to any and all existing and future subordinated debt of Hurricane. The Canadian Notes were not callable or otherwise redeemable at the option of the Corporation at any time prior to their stated maturity date.

The Canadian Notes contained certain covenants, which restricted the Corporation's activities, including limitation of indebtedness, dividends, restricted payments, sale of assets, liens and related party transactions.

U.S. Notes

On November 7, 1997, Hurricane issued $105 million of 11.75% senior unsecured Notes due 2004 (the "U.S. Notes"). The U.S. Notes were to mature on November 1, 2004 and all outstanding principal would have been repayable on maturity.

Interest on the U.S. Notes accrued at the rate of 11.75% per annum and was payable on May 1 and November 1 of each year, commencing May 1, 1998.

The U.S. Notes were general unsecured obligations of Hurricane and ranked equally in right of payment with all existing and future unsecured debt of Hurricane, which is not subordinated by its express terms. The U.S. Notes ranked senior in right of payment to any and all existing and future unsecured subordinated debt of Hurricane.

The U.S. Notes contained certain covenants, which restricted the Corporation's activities, including limitation of indebtedness, dividends, restricted payments, sales of assets, liens and related party transactions.

CCAA Plan

Pursuant to the Companies' Creditors Arrangement Act Plan (CCAA Plan) implemented on March 31, 2000, the terms of the Notes were amended as detailed in Note 2. The remaining principal amounts were repaid by June 30, 2001.

NOTE 12 LONG TERM DEBT

Long term debt is represented by:

As at December 31	2001	2000
12% Notes	189,976	-
Kazgermunai debt	61,068	82,048
Term facility	16,000	-
ShNOS bonds	13,227	-
Issue costs	(2,504)	-
	277,767	82,048

12% Notes

The Corporation declared a special dividend of C$4.00 per share to the shareholders of record as of August 2, 2001 in the form of $208,610,000, 12% Notes ("the Notes") issued on August 3, due in 2006. These Notes are unsecured, bear interest at the rate of 12% per annum payable semi-annually on August 3 and February 3 and mature on August 4, 2006. The Notes are redeemable at the Corporation's option in whole or in part on the interest payment dates at 102% up to and including February 3, 2003, at 101% up to and including February 3, 2004 and at 100% thereafter. Each holder of the Notes has the right, upon the occurrence of a change in control, to require the Corporation to repurchase all or any part (equal to $10,000 or an integral multiple thereof) of the Notes at a price of 101% of the aggregate principal plus accrued and unpaid interest.

Upon issuance, the Corporation paid fractional interests and withholding taxes of $31.83 million in cash and retained a corresponding amount of the Notes. The Corporation repurchased $900 thousand of these Notes on the market and subsequently sold $15 million of the Notes, retaining $18.65 million as of December 31, 2001.

The issue costs related to the Notes are $1.8 million and are recorded as deferred charges, and will be amortized, as well as $0.7 million of deferred charges related to the Term Facility (see below).

Long term debt of Kazgermunai

The Kazgermunai debt is non-recourse to the Corporation. The amounts included below represent 50% of the total debt, which has been included in the financial statements on a proportionate consolidation basis (see Note 6).

As at December 31	2001	2000
Kazgermunai senior debt	27,319	50,167
Kazgermunai subordinated debt	22,181	21,196
Loan from government of Kazakhstan	11,568	10,685
	61,068	82,048

Kazgermunai senior debt

The senior debt bears interest at LIBOR plus 3% and is unsecured. Accrued interest is added to the principal on a semi-annual basis.

During the year ended December 31, 2001 Kazgermunai repaid $26.7 million of principal and interest accrued on its Senior Debt.

Kazgermunai subordinated debt

The subordinated debt bears interest at LIBOR plus 3% and is unsecured. Accrued interest is added to the principal on a semi-annual basis. Repayment of the debt will begin after full repayment of the senior partner debt.

Loan from Government of Kazakhstan

The loan from the government of Kazakhstan relates to exploration and development work performed by Yuzneftegas, a state owned enterprise that was purchased by Hurricane Kumkol Limited in 1996 and Yuzneftegas subsequently had its name changed to Hurricane Kumkol Munai, on the Akshabulak, Nurali and Aksai fields prior to the formation of Kazgermunai. The loan bears interest at LIBOR plus 3% and is unsecured. Accrued interest is added to the principal on a semi-annual basis. Repayment of the debt will begin after full repayment of the senior debt.

Kazgermunai is restricted from paying dividends until all outstanding loans have been repaid in full.

Term facility

The Corporation entered into a secured Term Facility for $60 million. The facility will be repaid in fifteen equal monthly installments commencing October 2002 and bears interest at LIBOR plus 3.5%. As at December 31, 2001 the Corporation had drawn $20 million under this facility, $4 million of which is classified as short-term debt as of December 31, 2001.

ShNOS bonds

On March 20, 2001 ShNOS registered 250,000 unsecured bonds (par value $100) in the amount of $25 million with the National Securities Commission of the Republic of Kazakhstan (the "ShNOS bonds"). The ShNOS bonds have a three-year maturity, are due on March 31, 2004 and bear a coupon rate of 10% per annum. The ShNOS bonds are listed on the Kazakh Stock Exchange.

As at December 31, 2001 134,800 bonds had been issued for consideration of $13.2 million.

The ShNOS bonds contain certain covenants including a limitation on indebtedness.

Interest expense

Interest expense for the year ended December 31, 2001 and 2000 was $19.5 million and $18.7 million respectively of which interest related to long-term debt was $15.87 million and $0.11 million respectively. Interest expense for the year ended December 31, 1999 was $23.87 million all of which was related to short-term debt.

NOTE 13 SHARE CAPITAL

(a) Authorized share capital consists of an unlimited number of Class A common shares, and an unlimited number of Class B redeemable preferred shares, issuable in series.

Issued Class A common shares:

As at December 31

	2001		2000	
	Number	Amount	Number	Amount
Balance, beginning of year	**79,808,673**	**203,930**	44,512,359	105,245
Stock options exercised for cash	**353,550**	**589**	1,771,900	2,256
Shares issued for ShNOS acquisition (Note 3)	-	-	19,430,543	57,082
Special Warrants issued and converted on ShNOS acquisition (e)	-	-	4,067,381	11,949
Corresponding convertible securities, converted (f (i))	**93,018**	**96**	675,710	872
Special Warrants issued for cash and converted (d)	-	-	9,346,000	25,082
Corresponding convertible securities	-	-	-	2,910
Series 5 warrants converted (b)	**2,200**	**8**	4,780	20
Redemption of Series 5 warrants (b)	-	**(1,799)**	-	-
Redemption of corresponding convertible securities (c)	-	**(3,878)**	-	-
Cancelled shares (g)	**(153,657)**	**(440)**	-	
Less costs of issue	-	-	-	(1,486)
Balance, end of year	**80,103,784**	**198,506**	79,808,673	203,930

(b) On March 26, 1997, the Corporation issued 110,000 Special Warrants (see Note 11). Each Special Warrant was exercisable, partially into 45 Series 5 Warrants. As described in Note 11, C$2.5 million ($1.8 million) of the proceeds were allocated to the Series 5 Warrants. Each Series 5 Warrant entitled the holder to purchase one common share of the Corporation at a price of C$6.25 until March 26, 2002. The Special Warrants were deemed to be exercised 5 days after a receipt was issued for the prospectus which was dated July 21,1997; accordingly, 4,950,000 Series 5 Warrants were issued. All 4,950,000 Series 5 warrants were outstanding at December 31, 1999. 2,200 warrants were exercised during the period ended December 31, 2001 (4,780 during the period ended December 31, 2000).

The Corporation reached an agreement with the Series 5 warrant holders to redeem 4,943,020 of the outstanding Series 5 warrants on February 23, 2001 at C$2.90 per warrant for a total consideration of $9.425 million. $1.799 million was recorded as a reduction of share capital based upon the average cost of each warrant at issuance, and the remaining $7.626 million was recorded as an increase in the Corporation's deficit. On February 23, 2001, 2,200 Series 5 warrants were exercised and as at December 31, 2001 there were no outstanding Series 5 warrants.

(c) Simultaneously, the corresponding convertible securities associated with the Series 5 warrants were redeemed under the same terms as the Series 5 warrants at C$2.90 per corresponding convertible security for total consideration of $3.878 million. On February 23, 2001, 906 of these corresponding convertible securities were exercised and as at December 31, 2001 there were no outstanding corresponding convertible securities associated with the Series 5 warrants.

(d) On March 7, 2000, the Corporation completed a private placement of 9,346,000 Special Warrants at a price of C$36 million ($25 million). Each Special Warrant entitled the holder thereof to acquire, at no additional cost, one Common Share of the Corporation until five days after receipt was issued for the prospectus, which was dated July 6, 2000. All of the Special Warrants were exercised before the expiry date.

(e) On March 31, 2000, in connection with the acquisition of ShNOS, the Corporation issued 4,067,381 Corresponding Special Warrants, which enabled the holder to acquire, at no additional cost, one common share of the Corporation under the same terms as the Special Warrants discussed in (d) above. All of the Corresponding Special Warrants were exercised before the expiry date.

(f) On March 31, 2000, also in connection with the acquisition of ShNOS, the Corporation issued Corresponding Convertible Securities as follows:

i. Options to purchase 1,105,753 Common Shares of the Corporation at prices and terms which are identical to those options outstanding at March 31, 2000, but in each case the number of options equals 41.16% of the outstanding options. This percentage was changed to 40.80% of the outstanding options granted prior to March 31, 2000.

ii. Warrants to purchase 2,037,420 Common Shares of the Corporation at $6.25 per share under the same terms as the Series 5 Warrants which were outstanding at March 31, 2000. As at December 31, 2000, 2,035,453 of these warrants are outstanding. On February 23, 2001, 906 of these corresponding convertible securities were exercised and all the remaining 2,034,547 were redeemed under the same terms as the Series 5 warrants at C$2.90 per corresponding convertible security for the total consideration of $3.878 million. As at December 31, 2001 there were no outstanding corresponding convertible securities associated with the Series 5 Warrants.

(g) The Corporation cancelled 153,657 of the shares issued for the acquisition of ShNOS to correct an error made upon issuance.

(h) A summary of the status of the Corporation's stock option plan as of December 31, 2001 and the changes during the two years ended December 31, 2001 is presented below:

(EXPRESSED IN CANADIAN DOLLARS)

	Number of Shares	Weighted Average Exercise Price
OUTSTANDING AT DECEMBER 31, 1999	2,861,500	2.94
Granted	3,990,000	3.31
Granted under corresponding securities arrangement	1,105,763	2.16
Exercised	(2,447,610)	1.29
Cancelled	(823,948)	3.77
OUTSTANDING AT DECEMBER 31, 2000	4,685,705	3.15
Granted	1,644,243	9.71
Granted under corresponding securities arrangement	-	-
Exercised	(446,568)	2.28
Cancelled	(146,500)	7.89
OUTSTANDING AT DECEMBER 31, 2001	5,736,880	3.07

All stock options outstanding as of August 3, 2001 were re-priced in connection with the special dividend that was issued by the Corporation. The exercise price was reduced by C$3.78 per share. Certain options had exercise prices less than C$3.78. For these options, the Corporation recorded the cash payable upon exercise of $0.558 million as a dividend.

As at December 31, 2001

Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
0 to 2.5	3,755,426	3.09	0.36	3,549,176	0.42	3.12
2.5 to 7.5	578,711	3.43	5.54	169,348	5.22	1.84
7.5 to 12.5	1,402,743	4.61	9.32	600,000	9.71	4.87
0 to 12.5	5,736,880	3.48	3.07	4,318,524	1.90	3.31

NOTE 14 INCOME TAXES

The Corporation and its subsidiaries are required to file tax returns in each of the jurisdictions in which they operate. The prime operating jurisdiction is Kazakhstan with substantially all income earned in Kazakhstan.

The provision for income taxes differs from the results, which would have been obtained by applying the statutory tax rate of 30% to the Corporation's income before income taxes. This difference results from the following items:

Years ended December 31st

	2001	2000	1999
Effective Kazakhstan income tax rate	**30%**	30%	30%
Expected tax expense	**71,898**	79,370	7,855
Non-deductible amounts, net	**7,619**	23,726	10,229
Lower tax rate for South Kumkol field	**(2,338)**	(2,388)	(413)
Income tax withheld on joint venture dividend	**2,500**	-	-
Deferred tax recognized	**(11,285)**	(1,051)	
Income tax expense	**68,394**	99,657	17,671

The following are the future income tax assets and liabilities arising from temporary differences between the carrying values and tax basis of the following assets and liabilities:

As at December 31, 2001

	2001	2000
Future income tax assets:		
Fixed assets	**23,045**	12,692
Provision for doubtful accounts	**5,265**	5,704
Provision for obsolete inventories	**1,134**	1,832
Provision for royalties	**2,068**	-
Provision for inter-company profit eliminations	**3,698**	3,403
Other	**-**	379
Total future income tax assets	**35,210**	24,010
Less: current portion of future income tax assets	**5,766**	4,540
Long-term future income tax assets	**29,444**	19,470
Future income tax liabilities:		
Fixed assets	**24,988**	25,002
Other	**-**	73
	24,988	25,075

The Corporation's principal subsidiaries, HKM and ShNOS, and the Corporation's other subsidiaries and joint ventures operating in Kazakhstan are separate taxpayers under Kazakhstani tax legislation.

Taxes are payable in Kazakhstan based on financial statements prepared in accordance with the laws of Kazakhstan rather than financial statements prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. The majority of the differences between the two sets of financial statements are temporary differences where an expense or revenue item is recorded for Canadian GAAP purposes in a different period than allowed under Kazakhstani law. The provision for Kazakhstani income taxes has been calculated by applying the Kazakhstani statutory tax rate of 30% to the income of Hurricane's Kazakhstan subsidiaries.

NOTE 15 FAIR VALUE OF FINANCIAL INSTRUMENTS

As at December 31, 2001 the fair value, the related method of determining fair value and the carrying value of the Corporation's financial instruments were as follows.

The fair value of current assets and current liabilities approximates their carrying amounts due to the short-term maturity of these instruments.

The fair value of long-term debt is based on publicly quoted market values and current market conditions for instruments of a similar nature.

	Carrying Value	Fair Value
Long-term debt	277,767	270,643

NOTE 16 COMMITMENTS AND CONTINGENCIES

Kazakhstani Environment

Kazakhstan, as an emerging market, has a business infrastructure that is not as advanced as those usually existing in more developed free market economies. As a result, operations carried out in Kazakhstan can involve risks that are not typically associated with those in developed markets.

Government Taxes and Legislation

The tax environment in the Republic of Kazakhstan is subject to change and inconsistent application, interpretation and enforcement. Non-compliance with Kazakhstan laws and regulations can lead to the imposition of penalties and interest.

During the year ended December 31, 2000, the Corporation was subjected to a number of detailed investigations by the tax authorities, which resulted in assessments of further taxes and penalties totaling $19.5 million. The Corporation has provided for $2.5 million in the financial statements as at December 31, 2000. The Corporation disputes the remaining assessments and believes it is fully in compliance with current tax laws and regulations. Accordingly, no further provision has been made in the financial statements.

Production Licenses

The Corporation has a 50% interest in the Kumkol North field through a joint venture. The joint venture, Turgai, is the operator of the Kumkol North field. Turgai, under the exploration and production license dated December 20, 1995 (the "Kumkol North License") for the Kumkol North producing oil field, has committed to invest 5.3 billion Tenge, 5.4 billion Tenge, 2.6 billion Tenge and 2.5 billion Tenge in 1996, 1997, 1998 and 1999, respectively, which, at the exchange rate in effect at December 31, 1995, would be approximately $82.0 million, $84.8 million, $41.1 million and $38.8 million, respectively.

Turgai did not satisfy this commitment in 1996, 1997, 1998 or 1999. There can be no assurance that the government of Kazakhstan will waive the breach of the capital investment commitments under such license. The failure to satisfy the capital investment commitments with respect to the Kumkol North producing oil field may result in the cancellation of the Kumkol North License. However, the Central Commission on developing oil and gas fields under the Ministry of Energy, Industry & Economy approved a new project for the development of the Kumkol oil field dated June 24, 1999 providing for reduced capital expenditures which Turgai anticipated to meet or exceed and to date, the Corporation has received no notice from the government of Kazakhstan of its intent to terminate the Kumkol North License. The Kumkol North producing oil field represents approximately 29% of the Corporation's net proved reserves. Under the Share Sale-Purchase Agreement, HKM has the right to have the license for the Kumkol North producing oil field reissued to HKM in the event of the cancellation of the existing Kumkol North License.

Capital Expenditures Commitment

Pursuant to the Share Sale-Purchase Agreement with the Republic of Kazakhstan, a commitment was made to invest, in Kazakhstan, an aggregate of $280 million in capital expenditures, investments or other items that may be treated as capital assets of HKM on or before December 31, 2002. These expenditures will be used to further exploit and develop existing fields and to explore for new additional reserves to enhance future production and revenues. If the required investment is not made within the agreed time period, Hurricane may be required under the terms of the Agreement to pay a penalty of 15% of the amount not invested. As at December 31, 2001, the Corporation believes it has met this commitment. The 2001 expenditures and commitments remain subject to audit and certification by the government of Kazakhstan, under the terms of the Share Sale-Purchase Agreement.

For ShNOS capital commitments see Note 3.

Legal Proceedings

The Corporation has been named as defendant in a claim filed by a company alleging it was retained under a consulting contract since January 17, 1997 until services were suspended in May, 1999. The liquidated principal amount being claimed is, in aggregate, $6.6 million and an additional unspecified amount is being claimed as an alleged penalty provision, with the total claim not to exceed $35 million. The Corporation believes this claim is without merit and, accordingly, no amount has been recorded in the consolidated financial statements at December 31, 2001. An arbitration hearing was held in December 2001 and a decision is currently awaited. At this time it is not possible to assess, what liability, if any, the Corporation may have by reason of this claim.

The Corporation has been named as defendant in a claim filed by a company alleging breach of a consulting contract, in aggregate of $4.7 million. The Corporation believes this claim is without merit and, accordingly, no amount has been recorded in the consolidated financial statements at December 31, 2001.

The Corporation has been named as a defendant in a claim filed by a company alleging a breach of an agreement in the amount of $2.4 million. The Corporation believes this lawsuit is without merit and, accordingly, no amount has been recorded in the consolidated financial statements at December 31, 2001.

Excess Profit Tax

The Corporation through its subsidiary HKM and joint venture Turgai, is subject to excess profit tax under the terms of the hydrocarbon exploration and production contracts they have for oil and gas production. The contracts are specific to each field.

Excess profit tax is in addition to statutory income taxes, which are at a rate of 30%, and excess profit tax takes effect after the field has achieved a cumulative internal rate of return higher than 20% for the specific field. The excess profit tax ranges from 0% to 30% of taxable income for the year for HKM and from 0% to 50% for Turgai. The Corporation did not incur excess profits tax in 2001; it may be subject to excess profit tax for the year ended December 31, 2002 and subsequent years in certain of its fields.

Environmental Matters

The Corporation believes it is currently in compliance with all existing Republic of Kazakhstan environmental laws and regulations. However, Kazakhstan environmental laws and regulations or the interpretation thereof may change in the future.

NOTE 17 NET INCOME PER SHARE

The income per share calculations are based on the weighted average and diluted numbers of Class A common shares outstanding during the period as follows:

Years ended December 31st	2001	2000	1999
Weighted average number of common shares outstanding	**79,807,038**	70,590,314	44,512,359
Dilution from exercisable options (including convertible securities)	**3,842,122**	1,637,198	181,865
Dilution from Series 5 warrants	**-**	901,642	-
Diluted number of shares outstanding	**83,649,160**	73,129,154	44,694,224

No options were excluded from the calculation of diluted number of shares outstanding in 2001 and in 2000, 385,870 options were excluded from the calculation (1999 – 1,266,500) as the exercise price was in excess of market price.

NOTE 18 CASH FLOW INFORMATION

Interest and income taxes paid:

Years ended December 31st	2001	2000	1999
Interest paid	**7,491**	35,366	9,367
Income taxes paid	**102,238**	81,082	6,772

Changes in non-cash operating working capital items include:

Years ended December 31st	2001	2000	1999
(Increase)/decrease in accounts receivable	**(16,573)**	(30,414)	27,638
(Increase)/decrease in inventory	**(9,138)**	(15,677)	10,821
(Increase)/decrease in prepaid expenses	**(7,089)**	(7,381)	(99)
Increase/(decrease) in accounts payable and accrued liabilities	**(11,044)**	30,395	(1,359)
(Decrease)/increase in prepayments for crude oil and refined products	**(4,552)**	11,974	(975)
Decrease/(increase) in receivable from joint venture	**-**	7,554	(7,554)
SHNOS working capital acquired, excluding cash (Note 3)	**-**	33,548	-
Kazgermunai working capital acquired on proportionate consolidation, excluding cash (Note 5)	**-**	1,533	-
	(48,396)	31,532	28,472

Change in long-term debt includes:

Years ended December 31st	2001	2000	1999
Proceeds from ShNOS bonds	**13,227**	-	-
Proceeds from term facility	**16,000**	-	-
12% Notes repurchased	**(900)**	-	-
12% Notes sold, net of discount	**14,080**	-	-
Accrued interest on Kazgermunai debt	**5,679**		
Repayment of Kazgermunai debt	**(26,659)**	-	-
Repayment of Canadian and U.S. Notes	**(24,006)**	(173,860)	-
Deferred financing charges on term facility	**(720)**	-	-
Deferred issue costs on 12% Notes	**(1,784)**	-	-
Deferred financing costs	**-**	-	(907)
	(5,083)	(173,860)	(907)

NOTE 19 RELATED PARTY TRANSACTIONS

During the year ended December 31, 2001 the Corporation purchased crude oil from Turgai for $105.8 million, out of which 50%, being $52.9 million, was eliminated on consolidation of the Corporation's 50% joint venture interest. The remaining 50% remains in cost of purchased crude oil.

During the year ended December 31, 2000 the Corporation purchased crude oil from Turgai for $35.1 million, out of which 50%, being $17.5 million was eliminated on consolidation of the Corporation's 50% joint venture interest. The remaining 50% remains in cost of purchased crude oil.

During the year ended December 31, 2001 the Corporation purchased crude oil from Kazgermunai for $5.2 million, out of which 50%, being $2.6 million was eliminated on consolidation of the Corporation's 50% joint venture interest. The remaining 50% remains in cost of purchased crude oil. There were no purchases of crude oil from Kazgermunai during the year ended December 31, 2000.

NOTE 20 COMPARATIVE FIGURES

The presentation of certain accounts for previous years has been changed to conform with the presentation adopted for the current year.

HISTORICAL FINANCIAL DATA (UNAUDITED)

Years ended December 31
(IN MILLIONS U.S.$ EXCEPT PER SHARE AMOUNTS)

	2001	2000	1999	1998	1997
INCOME					
Revenue	**603.1**	523.2	155.2	175.9	94.8
Expenses	**(323.7)**	(223.5)	(136.8)	(153.9)	(56.0)
Depletion and depreciation	**(34.3)**	(14.7)	(2.9)	(55.3)	(15.9)
Ceiling test write-downs	**-**	-	(2.1)	(173.4)	-
Taxes	**(68.4)**	(99.7)	(17.7)	(22.6)	(7.1)
Unusual items	**(5.5)**	(20.4)	12.8	-	-
Minority interest	**(1.9)**	(10.0)	-	-	-
Earnings (Loss)	**169.3**	154.9	8.5	(229.3)	15.8
CASH FLOW					
Cash flow	**194.7**	179.4	17.0	0.6	32.0
Shares and warrants issued	**0.7**	26.7	-	2.3	0.3
Capital expenditures (net)	**102.7**	17.0	15.2	113.0	47.3
Acquisitions	**-**	37.2	-	-	-
BALANCE SHEET					
Capital assets	**332.9**	264.5	87.6	76.8	178.8
Long-term debt	**277.8**	82.0	-	-	180.5
Net debt [1]	**265.5**	47.8	167.8	178.1	154.9
Shareholders' Equity	**132.1**	185.0	(87.6)	(96.0)	130.9
STATISTICS					
Weighted average common shares *outstanding (millions)*	**79.80**	70.59	44.51	44.24	42.83
Per Share (basic)					
Earnings	**$ 2.12**	$ 2.19	$ 0.19	$ (5.18)	$ 0.37
Cash flow	**$ 2.44**	$ 2.54	$ 0.38	$ 0.01	$ 0.75
Market Price for shares					
Toronto (C$) - High	**14.30**	11.25	3.65	12.00	14.40
Low	**7.10**	2.70	0.25	1.40	5.05
Close	**10.80**	7.65	3.30	1.76	11.10
United States (U.S.$) - High	**9.05**	7.50	2.50	8.66	10.52
Low	**4.41**	1.06	0.06	0.84	3.67
Close	**6.82**	5.08	2.23	1.16	7.80

[1] *Net debt = total borrowings less cash*

SHARE PRICE PERFORMANCE

DAILY CLOSING PRICE (IN C$ PER SHARE)


15
12
9
6
3
0
Jan 97
Jan 98
Jan 99
Jan 00
Jan 00
Jan 01

THE OFFICERS OF HURRICANE HYDROCARBONS LTD.

BERNARD F. ISAUTIER

Chairman of the Board, President and Chief Executive Officer

Bernard F. Isautier was appointed Chief Executive Officer of Hurricane Hydrocarbons on September 28, 1999 and Chairman of the Board and President on October 18, 1999. He has been a Director of Hurricane since March 19, 1996. He has a degree in Mathematics and Physics from the Polytechnique School of Paris, an Engineering degree from the Mining School of Paris and a Masters of Business Administration from the Institute of Political Sciences in Paris.

Mr. Isautier is currently a director of a number of companies including Lafarge SA and Firan Corporation. From 1993 to 1995, he was President and Chief Executive Officer of Canadian Occidental Petroleum Ltd., and from 1990 to 1992, he was Chairman and Chief Executive Officer of Thomson Consumer Electronics Corporation, a French electronics company.

Prior to 1990, Mr. Isautier served as President and Chief Executive Officer of Polysar Energy and Chemicals Corp. in Toronto, Canterra Energy Ltd. and Aquitaine of Canada in Calgary. Early in his career, Mr. Isautier served as an advisor to the French Minister of Energy and Industry and as an advisor on uranium development to the President of the Republic of Niger. Mr. Isautier is a citizen of Canada and France.

MIKE AZANCOT

Senior Vice President, Exploration and Production

Mike Azancot was appointed Senior Vice President, Exploration and Production of Hurricane Hydrocarbons Ltd. on February 20, 2000. He holds a Bachelor of Science in Mechanical Engineering and a Master's Degree in Petroleum Engineering from Heriot Watt University, Edinburgh, United Kingdom. He has 23 years of experience in the Oil and Gas Industry including International Exploration and Production.

Prior to joining Hurricane he held key positions with Occidental Petroleum in the UK and China and with Lasmo PLC in Indonesia and the UK where he was General Manager for Production and Operations of their European and North African assets.

CHRISTIAN B. CLERET

Senior Vice President, Refining, Marketing and Trading

Christian Cleret was appointed Senior Vice President, Refining, Marketing and Trading of Hurricane Hydrocarbons Ltd. on September 19, 2000. He holds degrees in Advanced Studies in Chemical Engineering and Refining (French Institute of Petroleum), and in Management, Business and IT (Ecole des Mines, France). He has 24 years of experience in the Oil and Gas Industry including international experience in Operations, Refining, Marketing and Trading.

Prior to joining Hurricane he held key positions with Elf Aquitaine. From 1992 to 2000, he was Managing Director of Elf Oil UK Ltd, the Refining/Marketing/Trading arm of Elf in the UK. From 1991 to 1992 he held the position of Chairman and CEO of a group of subsidiaries of Elf Aquitaine in France. Prior to 1991 Mr. Cleret held various senior management positions within Elf Aquitaine.

Mr. Cleret was Chairman of the UK Petroleum Industry Association from 1998 to 2000. He is a Council member of the Institute of Petroleum in the UK and of the French Chamber of Commerce in London.

NICHOLAS H. GAY

Senior Vice President Finance and Chief Financial Officer

Nicholas Gay was appointed Senior Vice President Finance and Chief Financial Officer of Hurricane Hydrocarbons Ltd. effective October 1, 2001. He holds a Bachelor of Arts Honors degree in Economics and Economic History from the University of Durham, and is a Fellow of the UK Institute of Chartered Accountants and an Associate Member of the Chartered Institute of Taxation. He has 25 years of international experience in the Oil and Gas Industry.

Prior to joining Hurricane he was President and CEO of Bitech Petroleum Corporation, CFO of PanAfrican Energy Corporation (formerly Ocelot International), both being Canadian companies and Managing Director of Brabant Petroleum Ltd. based in the UK.

From 1984 to 1991, Mr. Gay worked at Kerr-McGee (UK) PLC. where he held various positions including Director of Finance and Administration. Prior to 1984, he worked at LL&E (UK) Inc. and Arthur Andersen & Co.

ANTHONY PEART

Senior Vice President, General Counsel and Corporate Secretary

Tony Peart was appointed Senior Vice President, General Counsel and Corporate Secretary of Hurricane Hydrocarbons Ltd. on December 1, 2000. He is an Attorney with degrees in Law and Arts from the University of Witwatersrand in South Africa. He also holds a Post Graduate Diploma in Business Administration from the University of Ghent Business School in Belgium and has completed the Program for Management Development at the Harvard Business School. He has 23 years of experience in the oil and gas industry in management, legal and corporate affairs.

Prior to joining Hurricane he was most recently Managing Director of Bula Resources (Holdings) PLC, an oil company listed on the London and Dublin Stock Exchanges. He was previously Managing Director of MMS Petroleum PLC, a UK junior oil company, and prior to that Mr. Peart held various management positions at Lasmo PLC, Ultramar Exploration Ltd. and Veba Oil and Gas in the United Kingdom.

IHOR P. WASYLKIW

Vice President Investor Relations

Ihor P. Wasylkiw was appointed Vice-President Investor Relations of Hurricane Hydrocarbons Ltd. on March 29, 2000. For 3 years prior to this appointment Mr. Wasylkiw held the position of Director Investor Relations at Hurricane.

Mr. Wasylkiw holds a Bachelor of Science in Mechanical Engineering from the University of Manitoba. From 1979 to 1992, Mr. Wasylkiw worked for Shell Canada Limited in various technical and managerial positions. In 1992, he joined Total Gestion Internationale in Paris, France and worked in the former CIS for a number of years in an executive position. Upon his return to Canada, Mr. Wasylkiw spent 4 years in the investment sector, 2 of those years being with Research Capital Corp. as a Senior Oil and Gas Analyst.

Mr. Wasylkiw is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta and the Canadian Investor Relations Institute. He has been the recipient of the Canadian Petroleum Association Distinguished Service Award.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In February, 1995, The Toronto Stock Exchange Committee on Corporate Governance in Canada issued a report (the "TSE Report") which included proposed guidelines for effective corporate governance. These guidelines, which are not mandatory, deal with the constitution of boards of directors and board committees, their functions, their independence from management and other means of addressing corporate governance practices. The TSE has, in accordance with the recommendation contained in the TSE Report, imposed a disclosure requirement on every TSE listed company incorporated in Canada to disclose on an annual basis its approach to corporate governance with reference to the guidelines set out in the TSE Report. Hurricane and its Board of Directors are committed to ensuring that Hurricane and its directors not only comply at all times with their legal duties to the Corporation's shareholders (and, where applicable, other stakeholders) but also that the Corporation establish and maintain corporate governance policies and procedures that (i) satisfy the expectations of its shareholders and the investing public, and (ii) are responsive to the unique challenges facing Hurricane and the environment in which it carries on business. In this context, corporate governance is generally considered to mean the process and structure used to (i) direct and manage the business and affairs of the Corporation, and (ii) define the division of power and achieve accountability among shareholders, the Board of Directors and management of the Corporation. The Board of Directors and senior management of the Corporation consider good corporate governance to be central to the effective and efficient operation of the Corporation. Listed below are the 14 guidelines proposed by the TSE Report and a brief discussion of the Corporation's compliance with each guideline.

1. The board of directors should explicitly assume responsibility for the stewardship of the Corporation, and specifically for: (a) adoption of a strategic planning process, (b) identification of principal risks and ensuring the implementation of appropriate systems to manage these risks, (c) succession planning, including appointing, training and monitoring senior management, (d) communications policy for the Corporation, and (e) integrity of the Corporation's internal control and management information systems.

   The Board of Directors has implicitly and explicitly acknowledged its responsibility for the stewardship of the Corporation:

(a) As part of the Board of Directors' responsibility for the strategic planning process of the Corporation, the Board of Directors establishes the goals of the business of the Corporation with the input of management and strategies and policies within which the Corporation is managed. Management is required to seek approval of the Board of Directors for material deviations, financial or otherwise, from the approved business goals, strategies and policies.

(b) The Board of Directors identifies the principal risks to the Corporation's business and oversees the implementation of systems to manage those risks.

(c) The Corporation has not as yet developed a formal succession plan, however, the Board of Directors takes responsibility for the appointment, appraisal and monitoring of the Corporation's senior management. The Corporation's policy is to attract management personnel whose prior experience results in them having been well trained for their responsibilities with the Corporation. The Board of Directors encourages senior management to participate in appropriate professional and personal development activities, courses and programs, and supports management's commitment to the training and development of all permanent employees.

(d) The Board of Directors oversees the policy of communications by the Corporation with its shareholders and, in conjunction with management, continues to review the methods by which the Corporation communicates with its shareholders, regulatory bodies, governments, media and the public.

(e) The Board of Directors, directly, through the Audit Committee and through the external auditors, assesses the integrity of the Corporation's internal control and management information systems.

2. Majority of directors should be "unrelated" (free from conflicting interest).

   The TSE Report provides that the term "unrelated director" means a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholdings. The Board of Directors consists of seven members, six of whom are unrelated directors and one of whom is a related director.

3. Disclose for each director whether he or she is related, and how that conclusion was reached.

   The current Board of Directors is comprised of seven members. As an officer of the Corporation, Bernard F. Isautier is a related director. The remaining directors, Louis W. MacEachern, Hon. Robert P. Kaplan, James B.C. Doak, Askar Alshinbaev, Nurzhan S. Subkhanberdin and Jacques Lefevre are unrelated directors.

4. Appointment of a committee responsible for appointment/ assessment of directors and that is comprised exclusively of outside (i.e., non-management) directors, a majority of whom are unrelated directors.

   The Corporate Governance Committee of the Board of Directors, which is comprised entirely of outside and unrelated directors, has been given the responsibility of assessing the effectiveness of the Board of Directors and its individual members as well as the committees of the Board of Directors. In addition, the Corporate Governance Committee has responsibility for identifying prospective nominees for the Board of Directors and recommending them to the Board of Directors as well as for establishing criteria for Board of Directors membership and retirement therefrom.

5. Implement a process for assessing the effectiveness of the Board as a whole and its committees and individual directors.

   The Corporate Governance Committee of the Board of Directors assesses, at least annually, the effectiveness of the Board of Directors and its individual members as well as the committees of the Board of Directors.

6. *Provide orientation and education programs for new directors.*

   As new directors assume office, the Corporation provides a full orientation for them.

7. Consider the size of the Board of Directors and the impact of the number on the Board's effectiveness.

   The Board of Directors consists of seven directors. The Board of Directors has concluded that the proposed composition and number of directors is appropriate for the size and complexity of the Corporation.

8. The Board should review the adequacy and form of the compensation of directors to ensure compensation realistically reflects responsibilities and risks involved.

   The Compensation Committee, which is comprised entirely of outside and unrelated directors, regularly reviews the adequacy and form of compensation of directors of the Corporation with a view to ensuring that compensation realistically reflects the responsibilities and risks involved.

9. Committees of the Board should generally be composed of outside directors, a majority of whom are unrelated, although some committees, such as the executive committee, may include one or more inside directors.

   The Board of Directors has established three committees: the Audit Committee, the Compensation Committee and the Corporate Governance Committee. All committees are comprised of outside directors, a majority of whom are unrelated directors.

10. The Board should expressly assume responsibility for, or assign to a committee of directors, the general responsibility for developing the Corporation's approach to governance issues.

    The Corporate Governance Committee has the responsibility of developing the Corporation's approach to governance issues, and administering the Board of Directors' relationship with management. This includes responsibility for: (i) assessing, at least annually, the effectiveness of the Board of Directors as a whole and the committees of the Board of Directors, (ii) reviewing annually the mandates of the Board of Directors and its committees and making recommendations for change, (iii) recommending procedures to permit the Board of Directors to function independently from management, (iv) reviewing and, if appropriate, approving requests from directors for the engagement of outside advisors, (v) preparing and maintaining corporate governance policies for the Corporation, and (vi) identifying prospective nominees for the Board of Directors and recommending them to the Board of Directors and establishing criteria for the Board of Directors membership and retirement therefrom.

11. The Board should define limits to management's responsibilities by developing (a) mandates for the Board and the Chief Executive Officer of the Corporation and (b) the corporate objectives for which the Chief Executive Officer is responsible.

    The Board of Directors is responsible for the overall stewardship of the Corporation and in furtherance thereof supervises the officers of the Corporation in their management of the business and affairs of the Corporation and manages the Corporation's strategic planning process. The Board of Directors has developed mandates and corporate objectives for which the Chief Executive Officer is responsible. The Board of Directors requires the Chief Executive Officer and other management of the Corporation to keep the Board of Directors informed in a timely and candid manner of the progress towards the achievement of the established goals and of any material deviation from such goals and from the Corporation's strategies and policies as approved by the Board of Directors.

12. Establish procedures to enable the Board to function independently of management.

    The ability of the Board of Directors to function independently of management is an objective fully endorsed by the Corporation and its management. For the purposes of carrying out the Corporation's business in Kazakhstan, however, it is considered that the Chief Executive Officer functions more efficiently if he also holds the office of Chairman of the Board.

13. Establish an audit committee with a specifically defined mandate and direct communication channels with internal and external auditors, with all members being outside directors. The audit committee's duties should include oversight responsibility for management reporting on internal control and should ensure that management has designed and implemented an effective system of internal control.

    The Board of Directors has an Audit Committee, all the members of which are outside directors. The roles and responsibilities of the Audit Committee include responsibility for reviewing and making recommendations to the Board of Directors on (i) financial statements and the related reports of management and external auditors, (ii) accounting and financial reporting procedures and methods, (iii) internal audit procedures and reports, and (iv) matters relating to external auditors, including the appointment and terms of engagement of external auditors and their reports relating to accounting, financial and internal audit matters. The Audit Committee has direct communication channels with the external auditors. The Corporation has developed formal internal audit procedures.

14. Implement a system to enable an individual director to engage outside advisors at the Corporation's expense. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the Board.

    The Corporation allows any member of the Board of Directors to engage an outside advisor at the expense of the Corporation in appropriate circumstances, subject to the approval of the Corporate Governance Committee.

CORPORATE INFORMATION

DIRECTORS

Bernard F. Isautier
President and Chief Executive Officer
Windsor, United Kingdom

Askar Alshinbaev (1) (2)
Managing Director
Kazkommertsbank
Almaty, Kazakhstan

James B.C. Doak (1) (2) (3)
President and Managing Director
Enterprise Fund
Toronto, Ontario

Hon. Robert P. Kaplan (1)
International Business Consultant
Toronto, Ontario

Jacques Lefevre (1)
Vice Chairman and Chief Operating Officer
Lafarge
Paris, France

Louis W. MacEachern (2) (3)
Chairman
Servpro/Dalco Group
Calgary, Alberta

Nurzhan Subkhanberdin (2)
Chairman
Kazkommertsbank
Almaty, Kazakhstan

(1) Audit Committee Member
(2) Compensation Committee Member
(3) Corporate Governance Committee Member

OFFICERS

Bernard F. Isautier
President and Chief Executive Officer

Mike Azancot
Senior Vice President, Exploration and Development

Christian B. Cleret
Senior Vice President, Refining, Marketing and Trading

Nicholas H. Gay
Senior Vice President Finance and Chief Financial Officer

Anthony Peart
Senior Vice President, General Counsel and Corporate Secretary

Ihor P. Wasylkiw
Vice President Investor Relations

SHARE TRANSFER AGENT

Computershare Trust Company of Canada
Calgary, Alberta
Toronto, Ontario

TRUSTEES

Computershare Trust Company, Inc.
Lakewood, Colorado – 12% Senior Notes

AUDITORS

Deloitte & Touche
Almaty, Kazakhstan

BANKERS

National Bank of Canada
Calgary, Alberta

Barclays Bank PLC
Nicosia, Cyprus

ABN Amro Bank Kazakhstan
Almaty, Kazakhstan

Citibank
Almaty, Kazakhstan

Kazkommertsbank
Almaty, Kazakhstan

LEGAL COUNSEL

Davies Ward Phillips Vineberg
Toronto, Ontario

Gowling Lafleur and Henderson LLP
Calgary, Alberta

Paul, Weiss, Rifkind,
Wharton & Garrison
New York, New York

AEQUITAS
Almaty, Kazakhstan

Bracewell Patterson
Almaty, Kazakhstan

INDEPENDENT RESERVOIR CONSULTANTS

McDaniel & Associates Consultants Ltd.
Calgary, Alberta

OFFICE ADDRESSES

REGISTERED OFFICE

Hurricane Hydrocarbons Ltd.
Suite 1460 Sun Life Plaza,
North Tower, 140 – 4th Avenue S.W.
Calgary, Alberta
Canada T2P 3N3
Tel: (403) 221-8435
Fax: (403) 221-8425
Website: www.hurricane-hhl.com
Email: hurricane@hurricane-hhl.com
Contact: Ihor P. Wasylkiw,
Vice President Investor Relations

UK REPRESENTATIVE OFFICE

Ascot Petroleum Consulting Ltd.
Hogarth House, 31 Sheet Street
Windsor, Berkshire
United Kingdom SL4 1BY
Tel: 44 (1753) 410 020
Fax: 44 (1753) 410 030

KAZAKHSTAN OFFICES

Hurricane Kumkol Munai
Shymkentnefteorgsyntez
204 Karasai Batyr Street
Almaty, Republic of Kazakhstan
480009
Tel: 7 (3272) 58-18-48
Fax: 7 (3272) 58-18-60
Contact: Marlo Thomas, President

SHARE LISTINGS

The Toronto Stock Exchange
Trading Symbol – HHL.A
TSE 300 composite index

NASDAQ
Trading Symbol - HHLF

Germany
Frankfurt
Trading Symbol – HHCA

SENIOR NOTES LISTINGS

The Toronto Stock Exchange
Trading Symbol - HHL.DB.U

Luxembourg Stock Exchange

CONVERSION AND EQUIVALENCY TABLES

	Multiply by
Miles to Kilometres	0.621
Metric Tonnes to U.S. barrels for 40° API crude	7.746
Acres to Hectares	2.471
Feet to Metres	3.281

C$1.4988 to the U.S.$1.00 as at December 31, 2000

C$1.5911 to the U.S.$1.00 as at December 31, 2001

Tenge 145.61 to the U.S.$1.00 as at December 31, 2000

Tenge 147.29 to the U.S.$1.00 as at December 31, 2001

1 square km = .386 square miles

1 square km = 247 acres

1 square mile = 640 acres

1 square mile = 259 hectares

RATIOS

Return on Capital Employed

Net income attributable to common shareholders plus after-tax interest expense divided by average capital employed.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. These statements relate to the Corporation's future plans, objectives, expectations and intentions. These statements are identified by the use of words such as "may", "will", "expect", "anticipate", "intend", "plan", "estimate", "believe", "continue" or other similar expressions. These forward-looking statements reflect management's current expectations and assumptions as to future events that may not prove to be accurate. Actual results are subject to a number of risk and uncertainties and could differ materially from those discussed in these statements. In light of the many risks and uncertainties surrounding our business and operations, you should keep in mind that the forward-looking statements described in this document may not transpire. The Corporation undertakes no obligation, and does not intend, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ABBREVIATIONS

API	American Petroleum Institute
bbl	barrel
bbls	barrels
bbls/d	barrels per day
Brent	Brent oil reference price
CPC	Caspian Pipeline Consortium
CPF	Central Processing Facility
C$	Canadian dollars
EBITDA	Earnings before interest, preferred security charges, income taxes, depreciation, depletion and amortization
EBRD	European Bank of Reconstruction and Development
EIA	Environmental Impact Assessment
E&P	exploration and production
FCA	freight carriage assurance
FOB	free on board
GAAP	generally accepted accounting principles
GDP	Gross Domestic Product
GUP	Gas Utilization Project
HKM	Hurricane Kumkol Munai
HS&E	health, safety and environment
H_2S	hydrogen sulphide
IMF	International Monetary Fund
km	kilometre(s)
km^2	square kilometre(s)
KTO	Kaztransoil
mazut	heavy fuel oil
mbbl	thousand barrels
mm	million
mmbbls	million barrels
mmtonnes	million metric tonnes
mm$	million U.S. dollars
QAM	Qyzylkiya, Aryskum and Maybulak
ShNOS	Shymkentnefteorgsyntez
tonnes	metric tonnes
U.S.$	United States dollars
WTI	West Texas Intermediate crude oil
$/bbl	U.S. dollars per barrel
2D	two dimensional seismic
3D	three dimensional seismic

HURRICANE
HYDROCARBONS LTD.

